SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 1, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

Enclosures:

1.	Nokia Press Release dated October 02, 2006 and titled: Nokia dials up GPS technology leader Trimble for intellectual property licensing deal

2.	Nokia Press Release dated October 03, 2006 and titled: Nokia Research Center celebrates twenty years of innovation

3.	Nokia Press Release dated October 03, 2006 and titled: Nokia introduces Wibree technology as open industry initiative

4.	Nokia Press Release dated October 03, 2006 and titled: Nokia launches WidSets, boosting Web 2.0 services on mobile phones

5.	Nokia Press Release dated October 03, 2006 and titled: Exercises with stock options of Nokia Corporation

6.	Nokia Press Release dated October 03, 2006 and titled: Palm Treo 650 with Intellisync Wireless Email from Nokia Launches Exclusively on Telcel’s Network

7.	Nokia Press Release dated October 04, 2006 and titled: Nokia and Orange enter software platform collaboration

8.	Nokia Press Release dated October 04, 2006 and titled: TietoEnator offering next-generation mobility services on Nokia mobility platform

9.	Nokia Press Release dated October 05, 2006 and titled: Mobile phone to be tested as travel card in Tampere, Finland

10.	Nokia Press Release dated October 05, 2006 and titled: Nokia 5500 Sport Music Edition - Always on the right track

11.	Nokia Press Release dated October 05, 2006 and titled: Nokia creates ecosystem for bringing mobility solutions to businesses

12.	Nokia Press Release dated October 05, 2006 and titled: Nokia wins GSM core network deal with Telefónica Móviles Perú

13.	Nokia Press Release dated October 06, 2006 and titled: Nokia Unveils Perspectives of London

14.	Nokia Press Release dated October 10, 2006 and titled: Nokia and Plan give a voice to Africa’s youth

15.	Nokia Press Release dated October 10, 2006 and titled: Nokia supports Vodafone’s HSDPA launch in New Zealand

16.	Nokia Press Release dated October 11, 2006 and titled: Nokia first to add Orb MyCasting service; premiers on Nokia N80 Internet Edition

17.	Nokia Press Release dated October 11, 2006 and titled: Nokia marks WiMAX milestone with Nokia Flexi WiMAX Base Station

18.	Nokia Press Release dated October 12, 2006 and titled: Searching the globe

19.	Nokia Press Release dated October 12, 2006 and titled: Nokia completes acquisition of gate5

20.	Nokia Press Release dated October 12, 2006 and titled: Nokia to publish Q3 2006 results on October 19, 2006

21.	Nokia Press Release dated October 12, 2006 and titled: Mobile J/Speedy(TM) Near Field Communication mobile payment pilot project successfully launched in Europe by JCB Led Team

22.	Nokia Press Release dated October 12, 2006 and titled: AVEA to deploy Nokia mobile softswitch in network modernization deal

23.	Nokia Press Release dated October 12, 2006 and titled: Nokia streamlines short lead time logistics and care repair services in Ft. Worth, Texas, USA

24.	Nokia Press Release dated October 16, 2006 and titled: Nokia expands Wataniya Telecom's HSDPA network in Kuwait

25.	Nokia Press Release dated October 16, 2006 and titled: Nokia Announces S60 3rd Edition Challenge Winners

26.	Nokia Press Release dated October 17, 2006 and titled: Turner Broadcasting launches Nokia Content Discoverer “storefront" for Cartoon Network content downloads

27.	Nokia Press Release dated October 17, 2006 and titled: Nokia's new Carbide.ui tool lets graphics and creative pros customize S60 smartphone user interfaces

28.	Nokia Press Release dated October 17, 2006 and titled: S60 on Symbian OS strengthened with new features to support its mass market position

29.	Nokia Press Release dated October 18, 2006 and titled: Nokia and WWF cooperation successful - raising the bar for environmental sustainability continues

30.	Nokia Press Release dated October 18, 2006 and titled: Nokia successfully demonstrates 3.6 Mbps HSDPA with Megafon in Russia

31.	Nokia Press Release dated October 18, 2006 and titled: Nokia introduces new Cost Control solution for prepaid services

32.	Nokia Press Release dated October 20, 2006 and titled: Nokia powers Vodafone's HSDPA service in Australia

33.	Nokia Press Release dated October 23, 2006 and titled: Feature-packed Nokia 6133 phone now available from T-Mobile

34.	Nokia Press Release dated October 24, 2006 and titled: Nokia and Oracle team up to deliver integrated mobility applications aimed at helping mobile professionals improve their customer service

35.	Nokia Press Release dated October 26, 2006 and titled: The best Mission yet - now on Nokia Nseries

36.	Nokia Press Release dated October 27, 2006 and titled: Nokia supports Ukrtelecom in launching the first WCDMA 3G/HSDPA network in Ukraine

37.	Nokia Press Release dated October 30, 2006 and titled: Nokia wins USD 43 million network expansion contract with China Mobile Group ZheJiang
38.	Nokia Press Release dated October 30, 2006 and titled: Nokia 330 Auto Navigation - Enjoy the Ride!
39.	Nokia Press Release dated October 30, 2006 and titled: Nokia implements Cellular One’s EDGE and AMR to Four Corners region of the United States
40.	Nokia Press Release dated October 31, 2006 and titled: Nokia Service Suite prepares the way for tomorrow’s mobility today
41.	Nokia Press Release dated October 31, 2006 and titled: Nokia and Bharti Airtel sign USD 400 million network expansion, managed services contract

PRESS RELEASE
October 02, 2006

Nokia dials up GPS technology leader Trimble for intellectual property licensing deal

ESPOO, Finland and SUNNYVALE, Calif., - Today, Nokia (NYSE: NOK), a world leader in mobile communications, and Trimble (NASDAQ: TRMB), a leading innovator of Global Positioning System (GPS) technology, announced a cooperative licensing deal on Trimble's Global Navigation Satellite System (GNSS) patents related to designated wireless products and services involving location technologies, such as GPS, assisted GPS or Galileo. The licensing agreement is exclusive to Nokia for the wireless consumer product and service domain and includes sublicensing rights. In return, Trimble receives a non-exclusive license to Nokia's location-based patents for use in Trimble's commercial products and services. Financial terms of the agreement were not disclosed; however it will not be material to either company's revenue or income.

"Location-based devices and services are receiving mass market acceptance, offering a range of benefits to both consumer and commercial users," said Steven W. Berglund, president and CEO of Trimble. "We are very pleased to be working with Nokia to incorporate our intellectual property into the most common consumer electronic device - the mobile phone. This agreement validates Trimble's GNSS patent portfolio and offers us further opportunities to extend our presence in the mobile communications markets we currently serve."

"We strongly believe that location-based capabilities and services will be an important element of future mobile communications devices," said Kai Öistämö, executive vice president and general manager of Mobile Phones, Nokia. "By licensing the world's largest GNSS patent portfolio involving innovative location solutions, Nokia will be able to offer our customers - consumers and operators alike - an even more compelling mobile experience. Also, by licensing our solutions and these patents to other players, we believe this deal with Trimble will benefit the entire wireless industry by accelerating the adoption of location technologies. From Nokia's perspective, the sublicensing rights under Trimble's industry leading location patent portfolio will nicely augment our industry leading WCDMA/UMTS and GSM patent portfolios."

Today, the location-based services industry is experiencing significant growth in the area of navigation; for example car, pedestrian and maritime. Other services such as "local search" - finding relevant information based on one's location - are also becoming increasingly popular. As more and more location-based services continue to be added to mobile devices, the mobile phone is expected to play a central role in the mass adoption of location-based services by consumers.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

About Trimble

Trimble is a leading innovator of Global Positioning System (GPS) technology. In addition to providing advanced GPS components, Trimble augments GPS with other positioning technologies as well as wireless communications and software to create complete customer solutions. Trimble's worldwide presence and unique capabilities position the Company for growth in emerging applications including surveying, agriculture, machine guidance, fleet and asset management, wireless platforms, and telecommunications infrastructure. Founded in 1978 and headquartered in Sunnyvale, California, Trimble has more than 2,400 employees in more than 18 countries worldwide.

For more information, visit Trimble's Web site at www.trimble.com

                          ..

Certain statements made in this news release are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties, and actual events and results may differ materially from those described in this news release. Factors that could cause or contribute to such differences include, but are not limited to: the successful development and acceptance of location-based devices and services utilizing the licensed intellectual property. More information about potential factors which could affect Nokia's and Trimble's business and financial results is set forth in reports filed with the SEC, including Nokia's quarterly reports filed with the SEC on Form 6-K and its annual reports on Form 20-F and Trimble's quarterly reports on Form 10-Q and its annual report on Form 10-K. All forward looking statements are based on information available to Nokia and Trimble as of the date hereof, and Nokia and Trimble assumes no obligation to update such statements.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 45752

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Trimble

Media

+1 408 481 7808

Email:  leaann_mcnabb@trimble.com

Trimble

Investor Relations

+1 408 481 7838

Email:  investor_relations@trimble.com

www.nokia.com

PRESS RELEASE
October 03, 2006

Nokia Research Center celebrates twenty years of innovation

Espoo, Finland - Nokia's corporate research unit, Nokia Research Center, celebrates today its 20th anniversary at its global headquarters in Helsinki, Finland. Established in 1986, the research center today employs a diverse group of 1,100 researchers located in Finland, China, Germany, Hungary, Japan and the United States.

Nokia Research Center's work has been at the core of many fundamental telecommunications milestones such as GSM standardization and development, SMS systems, 3G evolution and recently the mobile-TV technology standard DVB-H. It has also carried out instrumental research in mobile multimedia, with major contribution to Java Mobile Media API (JSR-135), M3G Mobile 3D graphics, and audio and video codecs, such as AAC and AMR-WB+. With research work encompassing diverse fields from mobile and IP networks, electronics, software and application development to artificial intelligence, Nokia Research Center is truly a house of experts. It is also a major contributor to Nokia's patent portfolio, with approximately half of Nokia's essential patents originating from Nokia Research Center.

In a competitive market and a fast paced technology race, Nokia Research Center has a crucial role to play to renew and reinvent Nokia. Convergence of different industries and the digitalization of experiences represent a huge potential for rich customer experiences and new business. The role of the research center is, together with Nokia's business groups, to identify future technology opportunities and assess the best technology paths for Nokia.

"Nokia Research Center has much to celebrate today. For twenty years now, the researchers of Nokia Research Center have worked to solve hard problems and make technology simple to use and a great experience," said Dr. Bob Iannucci, Head of Nokia Research Center. "Now we are focusing on creating the next wave of mobile internet technologies, systems and solutions that will change the way people communicate in the future."

Research collaboration with the industry and academic institutions has been a key element of Nokia Research Center's success. From the beginning, Nokia Research Center has participated in the work of various industry fori and in several research programs run by national or international agencies, such as the Tekes of Finland and the European Union Framework Programs. At any given time the Nokia Research Center is involved in hundreds of individual research collaboration projects.

"We congratulate the Nokia Research Center as they celebrate twenty years at the forefront of the telecommunications revolution," commented MIT President Susan Hockfield. "As information and communication technologies become ever more critical in our personal and professional lives, we look forward to further collaboration with Nokia to make new communication opportunities and services available for people around the globe."

With a strategy to further deepen its collaboration with leading universities, Nokia Research Center announced in April 2006 the opening of a joint research facility with Massachusetts Institute of Technology (MIT), US. Established on the basis of years of close collaboration, the research carried out at the Nokia Research Center Cambridge facility will advance the vision of mobility while developing real-world applications. This ambition supports Nokia Research Center's long-term vision of leading the development of technologies and services that merge the lines between our physical and digital lives, making digital devices and applications more intertwined with our surroundings through seamless and intuitive interaction.

Nokia Research Center

Nokia Research Center is responsible for the strategic and long-term research in Nokia. Looking beyond current product development, the Research Center challenges current strategies and drives Nokia's renewal through long-term technology exploration. Nokia Research Center participates in the standardization work and various international R&D projects in cooperation with universities and research institutes.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Technology Communications

Tel. +358 7180 62278

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Nokia Technology Media Briefing

www.nokia.com/press/ntmb06

www.nokia.com

PRESS RELEASE
October 03, 2006

Nokia introduces Wibree technology as open industry initiative

A unique radio technology extending local connectivity to small devices

Helsinki, Finland - Nokia today introduced Wibree technology as an open industry initiative extending local connectivity to small devices. This new radio technology developed by Nokia Research Center complements other local connectivity technologies, consuming only a fraction of the power compared to other such radio technologies, enabling smaller and less costly implementations and being easy to integrate with Bluetooth solutions. Wibree is the first open technology offering connectivity between mobile devices or Personal Computers, and small, button cell battery power devices such as watches, wireless keyboards, toys and sports sensors. By extending the role mobile devices can play in consumers' lives, this technology increases the growth potential in these market segments.

The goal being to have the new technology available to the market as fast as possible, Nokia is defining the Wibree interoperability specification together with a group of leading companies representing semiconductor manufacturers, device vendors and qualification service providers. The technology will be made broadly available to the industry through an open and preferably existing forum enabling wide adoption of the technology. The forum solution is under evaluation and will be defined by the time the specification is finalized. According to the current estimate the first commercial version of the interoperability specification will be available during second quarter of 2007.

The current members of the group defining the specification are: Broadcom Corporation, CSR, Epson and Nordic Semiconductor having licensed the Wibree technology for commercial chip implementation and Suunto and Taiyo Yuden, contributing to the interoperability specification in their respective areas of expertise.

"Wibree technology is an important development that opens up new market opportunities and a whole new range of possibilities for mobile users," says Dr. Bob Iannucci, head of Nokia Research Center. "Our aim is to establish an industry standard faster than ever before by offering an interoperable solution that can be commercialized and incorporated into products quickly."

Technical details:

Wibree technology complements close range communication with Bluetooth like performance within 0-10 m range and data rate of 1 Mbps. Wibree is optimized for applications requiring extremely low power consumption, small size and low cost. Wibree is implemented either as stand-alone chip or as Bluetooth-Wibree dual-mode chip. The small devices like watches and sports sensors will be based on stand-alone chip whereas Bluetooth devices will take benefit of the dual-mode solution, extending Bluetooth device connectivity to new range of smallest devices.

For more information on Wibree see the website www.wibree.com

About Nokia Research Center

Interacting closely with all Nokia business groups and Technology Platforms, Nokia Research Center is responsible for the strategic and long-term research in Nokia. Looking beyond current product development, the Research Center challenges current strategies and drives Nokia's renewal through long-term technology exploration. Nokia Research Center participates in the standardization work and various international R&D projects in cooperation with universities and research institutes. Nokia Research Center employs about 1,100 people and has activities in Finland, USA, Germany, Hungary, China and Japan.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Technology Communications

Tel. +358 7180 36147

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Nokia Technology Media Briefing

www.nokia.com/press/ntmb06

Quotation sheet

Scott Bibaud, Vice President and General Manager of Broadcom's Personal Area Networking business unit."As a leading supplier of multiple communications technologies, Broadcom recognizes the unique market segment that Wibree occupies, enabling connectivity in a whole new range of electronics devices. We look forward to continuing our contribution to Wibree's success."

Glenn Collinson, Senior Vice President Convergence Business Unit at CSR commented, "Wibree will enable new market opportunities for low power embedded wireless applications not currently served effectively by other radio technologies - especially in mobile phone applications in which CSR already has a successful track record." Collinson continued "It is complementary to Bluetooth where CSR remains committed to working with the SIG on the development of the standard. We are joining the Wibree initiative and will be working with the other members to bring this technology to the market as quickly as possible. Wibree will broaden CSR's portfolio of wireless technologies including Bluetooth, WiFi and UWB."

Manfred Wittmeir, Senior Marketing Manager at Epson Europe Electronics, endorsed the potential of Wibree. "Our biggest motivation for Wibree is to utilize our low-power technology in applications for sports, mobile phones, PCs, toys and watches, to mention a few".

Svenn-Tore Larsen, CEO of Nordic Semiconductor, expressed his excitement about Wibree: "Consumers don't like wires and they love compact, portable electronics devices that they can carry with them everywhere without fear of running short on battery power. The mobile phone is the perfect example. But to extend its functionality and allow it to interface wirelessly to a huge range of peripherals the technical challenge is to ensure minimal power consumption under heavy, daily usage. This is Wibree and it is what consumers have been crying out for. This is also why Nordic Semiconductor is a totally committed partner to enabling this new exciting market for wireless communication and will be ready to ship Wibree chips by the second half of 2007 to help play its part in making Wibree happen."

Eero Punkka, Technology Director at Suunto Oy, "Suunto, as a leading sports instrument designer and manufacturer, welcomes the new Wibree technology because it finally enables a standardized wireless connection between sports electronic devices and mobile internet devices.  Up to the present, solutions based on Bluetooth connectivity only have been too costly and power consuming for our applications." www.suunto.com

Hirokazu Chazono, Senior Operating Officer at Taiyo Yuden Co., Ltd. "We are excited to be a part of the Wibree initiative and we are ready to provide a complete Ecosystem around Wibree including test and measurement for certification program based on our experience in delivering qualifiction test solutions. We believe Wibree is complementing Bluetooth perfectly in integrated solutions."

www.nokia.com

PRESS RELEASE
October 03, 2006

Nokia launches WidSets, boosting Web 2.0 services on mobile phones

Espoo, Finland - Nokia today announced WidSets, a phone manufacturer-independent Web 2.0 service, that automatically multicasts preferred RSS feeds and user-generated content. With WidSets, Nokia highlights the power behind the evolution of Web 2.0 - the people, the content they produce and the social networks dynamics, facilitating how mobility enhances Web 2.0's use and enjoyment.

"Immediate access to information is expected by people today, thus we wanted to make it easy for everybody, from an individual blogger to a web service provider, to automatically have mobile access to website content," said Dieter May, Vice President and Head of Nokia Emerging Business Unit. "We also believe WidSets will be attractive to new users who are not so familiar with Web 2.0. The easiest way to get started is to visit the WidSets website at www.widsets.com, create an account, browse the Library, and start exploring the service."

WidSets allows users to build a Content Library, freely choosing from RSS feeds to blog posts to photo uploading sites that are multicasted to any new generation Java(TM) enabled mobile devices. WidSets keeps such content updated and forms a symbiotic relationship with the web, enabling both mediums to work as one.

WidSets is mobile phone browser-independent and comes to market with a vast array of features that truly put the user in the driving seat. Widsets Templates allow users to include their own websites or blogs, for their own private use or that of others they choose. Collaborative filtering allows the community to enrich the Widsets Library by providing suggestions for new content that a user did not know about. The WidSets User Interface uses a process of "choose and set" that makes Widsets operative within seconds. Best of all, signing up to WidSets is free of charge and using WidSets is optimised for minimal data consumption.

"We wanted WidSets to be fun to use, so we based the user interface on great-looking and dynamic mini-applications called widgets that automatically receive updates from websites that people normally visit several times a day," continues Dieter May. "Whenever the information on a community, blog, or news service is updated, the widget notifies the user about it, so that the information can be viewed right away, regardless of where the user is located.  And if users can't find their favorite internet service on WidSets, they can easily create and publish widgets themselves, and share the content with others."

WidSets is about broadening media reach to mobile phones, including content and its community affinity. WidSets simply connects people to what they enjoy the most.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Nokia Emerging Business Unit

Communications

Tel +358 7180 45792

For further information on WidSets, please visit www.widsets.com

www.nokia.com

PRESS RELEASE
October 03, 2006

Exercises with stock options of Nokia Corporation

A total of 114,344 shares of Nokia Corporation ("Nokia") were subscribed for as of Sept 27, 2006 based on Nokia's 2003 and 2005 employee stock option plans. This resulted in an increase of EUR 6,860.64 in Nokia's share capital and an increase of EUR 1,593,999.04 in other shareholders equity. The new shares carry full shareholder rights as from the registration date, October 3, 2006. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

As a result of the increase, the share capital of Nokia is currently EUR 245,662,119.06 and the total number of shares is 4,094,368,651 including the shares that are held by the company.

Media enquiries:

Nokia

Communications

Tel: +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE
October 03, 2006

Palm Treo 650 with Intellisync Wireless Email from Nokia Launches Exclusively on Telcel's Network

Solution Makes Wireless Email, Synchronization and Mobile Connectivity Available for the Corporate Market in Mexico

Mexico City, Mexico and New York, NY - The Palm® Treo(TM) 650 smartphone with Intellisync Wireless Email from Nokia is now available for corporate users in Mexico(1). The Intellisync behind-the-firewall solution, available from Telcel, offers corporate customers the ability to access and manage their corporate email from their Treo 650 smartphones, greatly enhancing their productivity and access to work-related documents and directories.

Palm, a leader in mobile computing, and Nokia, a wireless industry leader and provider of the Intellisync range of software solutions, are working together to coordinate an outreach and educational program for all businesses and individual consumers using a Palm Treo 650 smartphone in Mexico. To support this campaign, both companies will sponsor educational workshops for business enterprises throughout the country. Treo 650 customers using Telcel's Mobile Office will have the option of integrating their corporate email accounts and their personal POP3- or IMAP-based email accounts.

"As one of the leading platform-independent wireless email messaging solutions, Intellisync Wireless Email from Nokia provides a powerful, secure and reliable wireless email for Palm Treo smartphones," said José Ignacio Gallego, country manager of Palm Mexico. "This announcement will help our user base in Mexico take full advantage of the Treo 650's tremendous capabilities as a virtual extension of their office. Intellisync standards-based wireless email from Nokia works seamlessly with our intuitive Treo interface, maximizing the value of Palm's award-winning smartphones."

"This type of collaboration with Nokia is a great proof point that we are committed to the platform independent approach when delivering mobile software," said Clyde Foster, vice president, global software sales for Enterprise Solutions at Nokia. "In addition, this is a huge step forward in expanding the services that are available on the Treo 650 smartphone in Mexico, delivering valuable business-class services to a large number of people who use this powerful smartphone."

The Intellisync behind-the-firewall solution joins to the range of Telcel's Mobile Office productivity tools. In order to contract the service, it is necessary to consult a Telcel's sales executive. Companies that are interested in the service will have to take into account the technical adjustments in their servers as well as the payment of licenses.

About Palm, Inc.

Palm, Inc., a leader in mobile computing, strives to put the power of computing in people's hands so they can access and share their most important information. The company's products for consumers, mobile professionals and businesses include Palm(R) Treo(TM) smartphones, Palm handheld computers, and Palm LifeDrive(TM) mobile managers, as well as software, services and accessories.

More information about Palm, Inc. is available at www.palm.com/mx or www.palm.com for information in English.

About Telcel

More information about Telcel is available at www.telcel.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Communications

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE
October 04, 2006

Nokia and Orange enter software platform collaboration

S60 software on Symbian OS chosen as a preferred software platform

Espoo, Finland - Nokia Corporation today announced collaboration with Orange to facilitate device customization and strengthen the role of S60 devices in Orange's device portfolio.

The focus of the collaboration is to create an Orange specific software package to complement S60 software on Symbian OS and to accelerate the Orange device customization process. This will in turn help S60 device manufacturers, who will benefit from greater cost efficiency and shorter time-to-market. Joint activities will include creating synergies between S60 and Orange roadmaps, and testing Orange specific software assets and application development in cooperation with the Orange Partner organisation and Forum Nokia, Nokia's global developer program.

"This announcement is part of Orange's ongoing Signature strategy, which is aimed at delivering a consistent customer experience across our range of devices," said Yves Maitre, Vice President, Devices, Orange. "By working with Nokia and S60 on Symbian OS we plan to bring increased consistency and efficiency to our signature customization process. This benefits both handset manufactures and customers through an enhanced service experience and faster time to market."

"The collaboration is an example of the depth of our relationship with Orange," said Matti Vänskä, Vice President, Mobile Software Sales and Marketing, Nokia. "It also demonstrates S60 software's ability to respond to various market requirements and further strengthens S60 software's position in the market. At the same time it reinforces the role of S60 software on Symbian OS for device creation and enables innovation from software developers."

According to Canalys research (July, 2006), S60 is the clear leader in smartphone software with over 50% market share globally. Nokia alone has cumulatively shipped more than 70 million S60 enabled devices. To date, 44 devices based on S60 and Symbian OS have been launched, 15 of which are based on S60 3rd Edition.

About S60

The S60 built on Symbian OS is the leading smartphone software in the world and is licensed by some of the foremost mobile phone manufacturers in the market. The flexibility of the S60 software allows for various hardware designs and software configurations. This is demonstrated through the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, the S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers. For further information about S60 news and community, please visit www.s60.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About Orange

Orange is a key brand of the France Telecom Group, one of the world's leading telecommunications operators with 149 million customers on five continents.

In June, 2006, as part of the France Telecom Group integrated operator strategy (NExT programme) to deliver simple, convergent products, Orange became the single brand for mobile, broadband and multiplay offers in France, the United Kingdom and The Netherlands, strengthening Orange's position as the number two mobile and internet services brand in Europe. In addition, Orange Business Services became the new banner for business communications solutions and services. Orange Business Services is present in 166 countries and territories and serves customers in 220.

The France Telecom Group has 23 mobile and nine internet operations across the world. At July 27, 2006, the group had 88.6 million mobile customers, and 11.9 million internet customers.

Orange and any other Orange product or service names included in this material are trade marks of Orange Personal Communications Services Limited. Further information about Orange can be found on the Orange website at www.orange.com.

Media Enquiries:

Nokia

Technology Communications

Tel. +358 7180 71561

E-mail: communications.technology@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE
October 04, 2006

TietoEnator offering next-generation mobility services on Nokia mobility platform

Espoo, Finland - TietoEnator and Nokia, a world leader in mobile communications today announce that the two companies are increasing their cooperation in the enterprise mobility area with the launch of next-generation mobility services aggressively focusing on return on investment (ROI) delivery. Itself a user of the Intellisync Mobile Suite from Nokia, TietoEnator has enjoyed the flexibility of providing wireless email, calendar and device management capabilities to its own employees, and now will extend those capabilities to its customers.

The new mobility services move beyond email and Personal Information Management (PIM) to focus on improving ROI from enterprise system investments such as Customer Relationship Management, Supply Chain Management and Enterprise Resource Management systems. ROI improves as the operative responsiveness of the whole organisation increases; employees and systems are more accessible. TietoEnator is using Intellisync Mobile Suite from Nokia as a key component of this global service platform. The new offering is a part of TietoEnator's Digital Workplace management concept.

"The flexibility that mobility brings to any employee is a huge productivity benefit for information-centric businesses such as banking, telecoms and healthcare. Our co-operation in the R&D area, combined with the offerings from Nokia has turned this vision into reality", says Pekka Viljakainen, Senior Vice President and Head of Strategic Customer Operations at TietoEnator.

"Nokia is proud to provide TietoEnator a comprehensive, secure, and scalable mobility platform as a core part of their Digital Workplace Management solution," says Scott Cooper, vice president, Mobility Solutions, Nokia. "Our Intellisync technology enables TietoEnator to offer powerful business applications to its enterprise customers that extend beyond wireless email, while ensuring all data stored on mobile devices remains protected and secure with our device management solution."

Digital workplace management is TietoEnator's turn key solution targeted to all organisations and their employees. It provides everything for modern desktop management e.g. terminals, applications and services that enable people to connect business systems and data anywhere, anytime. TietoEnator delivers the Digital workplace as a managed service, covering the entire client terminal lifecycle.

For mobility TietoEnator's approach is simple: mobile environment needs to fulfil same requirements and functionalities as wired environment. Key topics at the moment are usability in user point of view and business responsiveness in corporate point of view. Future challenges are similar in both environments - higher security requirements, capability to control and manage whole environment. TietoEnator can response organisations' future challenges and deliver world class service to fulfil the enterprise demands.

About TietoEnator

TietoEnator is among the leading architects in building a more efficient information society and one of the largest IT services providers in Europe. TietoEnator specializes in consulting, developing and hosting its customers' business operations in the digital economy. The Group's services are based on a combination of deep industry-specific expertise and the latest information technology. TietoEnator has over 15 000 experts in more than 25 countries.

www.tietoenator.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

TietoEnator Processing & Network

Ari Kaukelin, Vice President

Tel. +45 2086 1420

Email: ari.kaukelin@tietoenator.com

Nokia, Americas

Communications

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia, Asia-Pacific

Communications

Tel. +65 6723 2323

Email: communications.apac@nokia.com

Industry Analyst Enquiries:

Nokia, Americas

Industry Analyst Relations

Tel. +1 914 368 0511

Email: industry.analyst@nokia.com

www.nokia.com

PRESS RELEASE
October 05, 2006

Mobile phone to be tested as travel card in Tampere, Finland

Espoo, Finland - The use of modern mobile phone technology in current public transport systems is being tested in Tampere. The trial will also collect experiences to be utilized in revamping the Tampere City ticket system.

TeliaSonera, TietoEnator and Nokia have together developed a service entity where the mobile phone is used as a travel card in public transport. Current travel card technologies and the mobile phone are made compatible with the new Near Field Communication (NFC) technology. The service makes it possible for the passenger to load value to his or her mobile phone - and the travel card on it - wirelessly from the network and also check the balance and history of the travel card.

TeliaSonera's role in the trial is to enable value to be wirelessly loaded to a travel card located on the mobile phone. TeliaSonera has developed a loading technology and a graphical user interface for the travel card application on the mobile phone. Managing the card by the phone adds to the service's flexibility and ease-of-use, independent of location.

Nokia has delivered Nokia 3220 phones with an NFC functionality needed in the trial, a development environment for the software used on the phones and a basic technology for the management environment used in the trial. Nokia is a forerunner in the advancement of the NFC technology and believes the technology will find its widest use on mobile phones. Nokia is a founding member of NFC Forum, an association standardizing the NFC technology.

TietoEnator has developed a self-service entity to the web services of the Tampere City public transport. It allows the passenger to load a desired amount of value to a phone supporting the travel card functionality and pay for the value loaded. The web service works together with the management system provided by TeliaSonera and thus also makes it possible to manage the travel card on the Internet.

The City of Tampere continues to develop the citizens' information society services and simultaneously collects experiences to support the forthcoming revamp of the ticket system. The trial gives Tampere an opportunity to study the possibilities of NFC technology as part of the current travel card system.

NFC is an international standard based on the RFID technology. It enables an easy and secure use of the mobile phone as a smartcard in ticketing and payment transactions, for example. When the ticket is on the mobile phone, the passenger can load value, view past events and check the remaining balance on the phone, as well as use the phone as a ticket.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

TeliaSonera Finland

Pekka Markkula, director, R&D and Innovations

Mobile +358 40 550 9963

TietoEnator

Jouko Laatunen, customer service manager

Tel. +358 14 415 7134

Mobile +358 40 554 6959

City of Tampere

Olli Kanerva, public transport engineer

Tel. +358 20 714 0367

Mika Periviita, public transport manager

Tel. +358 20 716 5601

Nokia, Emerging Business Unit

Communications

Tel. +358 7180 45792

www.nokia.com

PRESS RELEASE
October 05, 2006

Nokia 5500 Sport Music Edition - Always on the right track

Nokia adds expanded music features to popular sports-inspired phone

Espoo, Finland - Nokia today announced the latest addition to its family of "Active" phones with the introduction of the Nokia 5500 Sport Music Edition. Adding to the well-received concept of the Nokia 5500 Sport, the Music Edition is enhanced with a 512 MB microSD card for enjoying up to 375 songs, as well as a fitness carrying strap, bicycle holder and sports headset packed in a new energetic color.

"Music is a great source of energy and inspiration for many - during a workout, a fitness routine, or just relaxing," says Antti Koivula, Director of Lifestyle Products at Nokia. "To complement its sporty and fitness-inspired design, the Nokia 5500 Sport Music Edition offers an expanded range of music features and bears the Nokia XpressMusic feature brand which guarantees an outstanding mobile music experience."

The innovative carrying strap of the Nokia 5500 Sport Music Edition allows it to be worn around the waist or strapped around an arm to ensure that the handset stays in place, even during vigorous exercise. The sports headset also offers handsfree convenience for music and conversation with an anatomically engineered, over-the-ear design.  For a complete music experience, the Nokia Music Manager application makes music transfer in multitude of different digital music formats from your PC easy and convenient.

As a sports companion, the Nokia 5500 Sport Music Edition packs a lot more than just music.

Featuring an integrated pedometer, this "smartphone with a six-pack" lets users know the distance travelled and calories burned during a run. Other activities, such as a bicycle tour or cross-country skiing can also monitor distance and calories with an optional GPS module. Results of workout routines can then be transferred from the Nokia 5500 Sport Music Edition to a PC to follow individual progress.

When it comes to messaging features, the Nokia 5500 Sport Music Edition is as versatile as a decathlete. With the press of a single button to activate three dedicated "modes", the Nokia 5500 Sport Music Edition can switch from a phone mode to stay in touch, a music mode to relax or energize, and a sports mode to help users go the extra mile.  With a high-powered smartphone at heart, the handset can even support text-to-speech technology. With two taps, the Nokia 5500 Sport Music Edition reads an SMS aloud. A 2 megapixel camera completes the well-rounded feature set of the Nokia 5500 Music Edition.

The triband Nokia 5500 Sport Music Edition (GSM 900/1800/1900) is now available in select shops around Europe. The expected retail price before taxes and subsidies is approximately 350 EUR.

Product pictures, moodshots and a detailed fact sheet of the Nokia 5500 Sport Music Edition can be found at: http://www.nokia.com/press/5500

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

www.nokia.com

Services and some features may be dependent on the network and/or SIM card as well as on the compatibility of the devices used and the content formats supported

PRESS RELEASE
October 05, 2006

Nokia creates ecosystem for bringing mobility solutions to businesses

Flexible, modular program lets channel partners leverage expertise, invest at own pace in new competency areas

New York, NY, USA and Milan, Italy - Nokia (NYSE:NOK), a world leader in mobile communications, today announces its Nokia for Business Channel Program designed to accelerate the widespread adoption of business mobility. The integrated program aims to create the industry's most complete channel ecosystem for the design, deployment, sale and support of security and open mobility solutions worldwide, helping to realize the Nokia vision of connecting people on any device, over any network, to any corporate application or data source.

"A complete channel ecosystem has been the missing link in the business mobility value chain," said Mary McDowell, executive vice president and general manager, Enterprise Solutions, Nokia. "By bringing together a universe of leading channel and operator partners, we can unlock the true potential of business mobility - for Nokia, for our partners and, above all, for businesses."

The Nokia for Business Channel Program is simple yet comprehensive, encompassing the entire Nokia for Business portfolio into a single program framework. The program features two levels:

• Authorized

• Expert

Each level incorporates three separate technology tracks:

• Mobility

• Security

• Voice

Partners may, and are encouraged to, participate in multiple technology tracks, deepening their core expertise and extending their competencies to new technology areas. Current channel partners, such as those in the Nokia Security and Mobile Connectivity program, now have the opportunity, resources and incentives to broaden their scope to include additional technologies from the Nokia for Business portfolio if they so choose.

All Nokia for Business Authorized and Expert Partners are authorized to resell Nokia Eseries business devices and are eligible for financial incentives. In addition, Mobility track partners are licensed to sell Intellisync Mobile Suite from Nokia and other software that enables mobile applications such as device management. Security track partners are licensed to sell Nokia IP Security solutions, which feature firewall/VPN, IPSec and SSL VPN, unified threat management and intrusion prevention. Voice track partners are licensed to sell Nokia enterprise voice solutions. Specific product access depends on partner level, technology track, and meeting the related business criteria and certification requirements. Channel partners will obtain products from Nokia for Business Authorized Distributors, ensuring the highest efficiency in product availability and delivery.

 "Mobile devices are becoming a core part of enterprise infrastructure, driven by the rapid adoption of wireless email solutions," said Steve Brazier, president and CEO, Canalys. "This trend has been driven by individual user demand, leaving CIOs with new challenges relating to security, manageability, standards and tariffs. By encouraging the development of an integrated channel ecosystem, Nokia will help break down this critical barrier, which should provide further catalyst for the widespread deployment of enterprise mobility. The new Nokia program is focused on rewarding partners for their investments in competency development and solution selling, which is precisely where we believe vendor channel programs should focus in order to support the channel and ultimately ensure business customers get the experience they deserve."

The Nokia for Business Channel Program offers a range of benefits to accredited partners, with an emphasis on value selling and solutions expertise. Financial benefits are tied to each partner level and technology track, in recognition of the fact that some markets and technologies are at an early stage of development and require "market making" investments. Nokia will reinforce this by focusing its own Enterprise Solutions sales force on "high touch" demand generation activities geared toward driving innovation in business mobility. Fulfillment for this activity will be driven entirely through the channel and operators, ensuring there is no conflict between Nokia and its partners.

"Nokia recognizes the importance of developing a business channel - a network of partners with the ear of today's corporations, intimately acquainted with their security, mobility and collaboration needs," said David Petts, senior vice president, Enterprise Solutions Sales, Marketing and Services, Nokia. "We're serious about our commitment to our partners today and for the long term, and our program has been designed to reflect that. Incentives will reward partners for investments in training and for value creation, not just for revenue generation."

The Nokia for Business Channel Program offers additional benefits such as access to pre-sales technical support, assigned account managers, marketing support, and access to a knowledgebase for ongoing support. A new Web portal for Authorized and Expert partners will provide access to marketing materials and allow partners to easily track personnel training, market development funds and accrued rebates.

The need for a mobile IT ecosystem is driven by enterprises, whose "prosumers" and knowledge workers are demanding the technology and tools to collaborate and be productive anytime, anywhere. These users are creating a bottom-up IT evolution. That dynamic, in turn, is shifting IT priorities, with IT managers now taking greater control of mobility in the workplace. Likewise, business decision makers realize that business processes must also be transformed in order to remain competitive. Nokia has put all of the pieces in place to meet the needs of the prosumer, the IT manager, and the business decision maker - and now has created its partner program as a way to give businesses a way to do this through their preferred and trusted channel.

"At the grassroots level, user by user, the enterprise has already gone mobile," said McDowell. "Today we have an unprecedented opportunity to help businesses transform ad hoc mobility into a compelling competitive advantage."

As part of the Nokia for Business Channel Program, Nokia offers high quality training and certification, which is integrated into the program accreditation requirements. Training is available in a variety of formats, including instructor-led courses via Nokia Authorized Training Providers; anywhere, anytime on-line courses; self-paced learning modules; online exams; on-the-job experience; and self-learning with job aides and resources. The completion of Nokia courses is not a prerequisite to attaining certification, as individuals with expertise acquired through experience may opt to "test out" to receive certification.

Detailed program information and registration details are available online at www.nokiaforbusiness.com/channel. The program goes into full effect beginning Jan. 1, 2007, but companies are encouraged to register now to begin accruing benefits and meeting accreditation requirements.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Americas

Communications

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia, APAC

Communications

Tel. +65 6723 2323

Email: communications.apac@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Industry Analysts only:

Nokia Industry Analyst Relations

Tel. +1 914 368 0511

Email: industry.analyst@nokia.com

www.nokia.com

PRESS RELEASE
October 05, 2006

Nokia wins GSM core network deal with Telefónica Móviles Perú

Telefónica Móviles Perú is a new customer for Nokia

Espoo, Finland - Nokia has successfully implemented a complete GSM core network for Telefónica Móviles Perú. As part of the deal, Nokia has provided its industry leading mobile softswitch MSC Server System. Telefónica Móviles Perú is a new customer for Nokia.

The 3GPP compliant architecture of the Nokia MSC Server System allows Telefónica Móviles Perú to gain significant cost saving in the operation of its GSM network, for example, by reducing transmission costs and floor space occupancy. It will also offer an evolution path to future IP networks.

"Nokia has proved to be a reliable supplier of network equipment and services, who understands our customer requirements," says Luís Fernández, CTO, Telefónica Móviles Perú. "Their MSC Server System will help us optimize network operations as we grow."

In addition to the core network equipment, Nokia has provided network planning and optimization services, training and operations support for six months. The network is supported by the multivendor, multitechnology Nokia NetAct(TM) network and service management system.

The GSM network is now operational, and Telefónica Móviles Perú has launched their services under the brand movistar Perú. The network deployment was the fastest ever for Telefónica Móviles.

"This agreement reinforces our growing and successful cooperation with Telefónica Móviles in Latin America," says Pentti Tolonen, General Manager, Networks, Nokia. "The Nokia mobile softswitch supports GSM and WCDMA services and offers an easy upgrade to VoIP, making it an ideal solution for Telefónica Móviles Perú."

Nokia is creating seamless user experiences in converging networks thanks to mobile softswitching and IMS for fixed and mobile. With over 100 customers for its mobile softswitching and over 50 live networks, Nokia is clearly the most experienced mobile softswitching supplier worldwide.

About Telefónica Móviles Perú

Telefónica Móviles Perú, is a subsidiary of the Telefónica Móviles Group in the Peruvian market, where it commercializes its services under the brand name movistar. It has the leadership of the mobile phone industry in the country with more than four million customers (in June of 2006). Telefónica Móviles Perú was the first carrier that commercially launched the third generation technology in Peru, and has around 1.6 million 3G customers nowadays. In February 2006, the company launched its first GSM services, deploying this network nationwide in a record time in the worldwide mobile industry.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE
October 06, 2006

Nokia Unveils Perspectives of London

Unique views of the Capital by Jefferson Hack, Naomi Cleaver, Nigel Coates and Tom Dixon on public view from 6 - 21 October

London, UK - Nokia today announces Perspectives of London, a unique exhibition that brings together the cutting-edge technology of the Nokia N93 advanced mobile video device with the creative talent of four artists to produce films that epitomise the capital city from their different perspectives.

The four artists to take up the challenge are Jefferson Hack, founder of Dazed & Confused, Another Magazine and Another Man; Naomi Cleaver, designer, writer and TV presenter; Tom Dixon, creative director of Habitat, design company Artek and his namesake design company - Tom Dixon; and Nigel Coates, head architectural professor at the Royal College of Art.

The inspiration that informs each of the artists and their work has resulted in four very different films - from Jefferson Hack's study of free-runners in Dérive, to Naomi Cleaver's London from Horseback.  Each of the films shows the artists' own powerful feelings of connection with London, as well as the relationship between the people captured in the film with the city and with each other.

The four films will be on public display at the Architecture Foundation's Yard Gallery, from 6 - 21 October.  Along with the artists' films, the exhibition will also display still photographs and a short film - also shot on the Nokia N93 - giving a behind the scene look at the making of each piece of art.  The films will also be available to view on the Nokia Nseries' online mobile movie community, the Nokia Nseries Studio - www.nokia.com/nseries/studio.

Commenting on his film, Jefferson Hack said: "I am drawn to the potential of mobile video devices like the Nokia N93.  They allow us to catch the moments we observe in our daily lives and share them as they happen.  The possibilities for film-making are endless - working on this film with the Nokia N93 has inspired me to capture the extraordinary movement of the city - I hope it inspires people."

Russell Anderson, Senior Marketing Manager, Multimedia, Nokia said: "These films really showcase how advanced mobile video devices are the ultimate solution for video recording - whether it's a planned piece of visual art like these films, or spontaneous footage.  With the Nokia Nseries Studio we're hoping to encourage more people to shoot and share their life experiences.  And with the Nokia N93, people can capture these moments in unparalleled video quality from a mobile device."

Boasting a 3.2 megapixel camera with Carl Zeiss optics, DVD-like video capture and 3x optical zoom, the Nokia N93 offers advanced imaging facilities.  With expandable memory of up to 2.5GB, you can store up to 90 minutes of DVD-like quality video or up to 2,500 high-quality photos, or share them by connecting the device directly to your TV for a widescreen movie experience, or uploading your images and video to online albums and blogs.  You can even create high-quality home movies and burn them to DVD with the included Adobe Premiere Elements 2.0 software.

THE FILMS

Jefferson Hack - Dérive

Jefferson's perspective is about movement - he sees the city and the people in it as always-moving.  To reflect this he has chosen to film Dérive - capturing the way Les Parkours reclaim the city by offering a way for anybody, regardless of status or race to express themselves.  Part dance, part marshal art, but in its most basic form - running and jumping through the city in a fluid and controlled way - freedom of movement and self expression in its most pure sense.

Naomi Cleaver - London from Horseback

Observing the duality of high tech and low tech Naomi seeks to recreate the perspectives of the past in the midst of the present by filming solely from horseback, up until a century ago the main form of transport around the city's streets.  The resulting film is a constantly moving vista, from a once common elevation, that also captures the unique reactions to a rogue horsewoman in modern London.

Nigel Coates - Full Circle

Nigel Coates has remained most true to the brief.  In the search for the highest freely accessible spot in London, he settled on the 4th floor terrace at Tate Modern to make his film, Full Circle.  With its single take, it explores the contrast between the expansive view over the Thames and the London skyline, and the terrace as a confined viewing platform or theatre box. As the camera rotates through a progressively upward spiral it passes from long-shot to studied close-up, back and forth from viewer to the viewed.

Tom Dixon - The Mirrored Cube

Drawn towards the current phenomenon of CCTV cameras and the notion of the world as a stage - regardless of our awareness - Tom designed a one-way mirrored cube through which he filmed London.  Placed in a variety of public locations around London, the film highlights the different aspects of human nature, as Tom watches people watching themselves - preening, showing off and even pulling out their nose hairs.

Notes to editors

There will be a private view of the 'Perspectives of London' exhibition on October 5th at the Architecture Foundation's gallery for media and personal guests of the artists involved.

About The Architecture Foundation

The Architecture Foundation promotes and encourages the best in contemporary architecture and brings it to a wide public. It runs a rich programme comprising exhibitions, talks, events, design initiatives and competitions, research, policy work and films.  Established in 1991 as Britain's first independent architecture centre, the Architecture Foundation actively bridges the gap between decision-makers, design professionals and the public. The Architecture Foundation is building a new centre for architecture in Bankside, designed by Zaha Hadid and currently has a temporary experimental gallery, The Yard at 49 Old Street in London. www.architecturefoundation.org.uk

About Nokia Nseries Studio

Nokia Nseries Studio (www.nokia.com/nseries/studio) is a groundbreaking online mobile movie community where aspiring directors can now upload and showcase their own mobile videos.  The site is designed to promote mobile moving making: you can find inspiration from the films shot on a Nokia N93 by creative visionaries from around the world, including, Donut, by award-winning actor and film-maker, Gary Oldman, shot on the new Nokia N93 multimedia computer.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, United Kingdom

Press Office

Tel. +44 845 070 7619

E-mail: nokiateam@redconsultancy.com

Nokia, Multimedia

Communications

Tel. +358 7180 38194

www.nokia.co.uk

www.nokia.com

PRESS RELEASE October 10, 2006

Nokia and Plan give a voice to Africa's youth

Espoo, Finland - Nokia and international children's organisation, Plan, have joined forces to use modern communications technologies in Africa to raise children's awareness of their rights and opportunities. Nokia has provided an initial donation of 1 million Euros for 2006. The first stage of this new joint effort will see Nokia focus on supporting Plan's existing media and communications technology projects for Africa's children and youth.

“We believe that we can have a positive impact through mobile technology as it is used to enable young people to realise their full potential. The aim of our cooperation with Plan is to fight poverty by empowering African youth and giving them a voice through the use of technology. Plan has a good existing network, positive track record and extensive experience in using technology for youth development in Africa and was therefore, a very good value fit for Nokia," said Veli Sundbäck, Executive Vice President, Corporate Relations and Responsibility, Nokia.

“Plan is committed to working in partnerships, not only with local groups or governments in the countries where we work, but also with like-minded corporate organisations like Nokia. I believe that this cooperation will deliver long-term sustainable benefits for hundreds of communities in the developing world," said Tom Miller, Plan CEO.

Access to and use of Information Communication Technologies (ICT) such as radio, the internet, mobile devices and television is a vital element in helping to tackle poverty and improve the respect, fulfilment and protection of children's rights. In this cooperation, ICT becomes an important tool for children and youth to make their voice heard and to learn about issues that are relevant for them.

Involving children in digital media production either on the radio, in video productions or in music helps introduce the potential of ICT to communities affected by poverty in a non-threatening way and links remote communities to a much wider national audience. Producing their own digital media is often revolutionary for many children, providing them with the chance to gain self-confidence and further influence their own future.

About Plan

Plan is a humanitarian child-centred organization working in 46 developing countries, with families and their communities. Founded almost 70 years ago, Plan has no religious, political or governmental affiliation. Plan has 64 child media projects running in 31 countries at present. These projects include radio programs on child rights in West Africa; video projects in India, Kenya and Tanzania; radio and newspaper projects in Central America; TV production in Vietnam; internet projects for teenagers in Burkina Faso; and radio programs in Thailand, the Philippines and Malawi.

About Nokia

Nokia has a positive impact on society that extends beyond the advanced technology, products and services the company creates. Through its cooperation with non-profit and governmental organizations, the company prepares young people to embrace opportunities created by the global economy and new technological advancements. The company has been an active regional contributor to youth and education causes for many years, with Nokia employees making their own contributions as volunteers in a range of programs throughout the world.

Media Enquiries:

Plan

Gary Walker, International Media Manager

Tel. +66 1984 1892

E-mail: gary.walker@plan-international.org

www.plan-international.org

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE October 10, 2006

Nokia supports Vodafone's HSDPA launch in New Zealand

Espoo, Finland - World leading HSDPA (High Speed Downlink Packet Access) technology from Nokia is powering Vodafone's 3G Broadband network in New Zealand. 3G Broadband gives Vodafone's customers an innovative mobile alternative to fixed broadband so they can stay connected to their email and the Internet whilst having the freedom and convenience to move around the house, the city and even the world.

Vodafone New Zealand's 3G Broadband will initially offer speeds of up to 3.6Mbps in Auckland, Wellington and Christchurch with slightly lower speeds across the full 3G network coverage area. The commercial launch of the service follows an extensive trial of the solution and close cooperation between Vodafone and Nokia in New Zealand.

"We are very excited about the launch of 3G Broadband in New Zealand. We are sure our customers will find that being connected at high speed to email and the Internet through our mobile network is simple and convenient," says Mike Davies, General Manager, Network and Services, Vodafone New Zealand. "We did a global trial right here in New Zealand and then followed with a successful launch. It's another significant milestone in our ongoing cooperation with Nokia."

"Vodafone has always been keen to be innovative and adopt new technologies that benefit their customers. We are happy to continue our successful cooperation and proud to support Vodafone in bringing the world leading Nokia HSDPA solution to New Zealand," Mike Smathers, Account Director, Networks, Nokia.

Nokia and Vodafone New Zealand signed an agreement on the WCDMA 3G network in 2004. HSDPA is provided under extension of the existing contract.

In WCDMA 3G, Nokia has 63 customers to date. High performance Nokia HSPA is a simple software upgrade to Nokia WCDMA networks, thus enabling a fast, cost-effective rollout. Nokia HSPA is made up of two key technologies, HSDPA (High Speed Downlink Packet Access) and HSUPA (High Speed Uplink Packet Access), enabling true mobile broadband with breakthrough data speeds of up to 14.4 Mbps in the downlink and up to 5.8 Mbps in the uplink.

Nokia HSDPA offers almost 10-times faster data services than current 3G networks, generating an enhanced service experience. Nokia is a leader in the HSDPA market, with a large number of HSDPA contracts. Many network operators have already opened their HSDPA networks with the Nokia solution.

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications. Vodafone has equity interests in 26 countries and Partner Networks in a further 13 countries, with a proportionate customer base of over 130 million.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE October 11, 2006

Nokia first to add Orb MyCasting service; premiers on Nokia N80 Internet Edition

Tie-up connects Nokia Nseries multimedia computer together with home computer.

New York, NY, USA - Nokia (NOK) today announced that they will work with Orb Networks to integrate Orb MyCasting into the Nokia N80 Internet Edition.  The integration will arrive initially in the United States when the device begins to ship November of this year.   Orb MyCasting offers a single solution for enjoying all of your digital media stored on your home computer, remotely.

Together, Nokia and Orb allow you to instantly enjoy your home photos, videos, music, and even TV, where and when you want.  Orb's intuitive solution simply streams a person's own content from their home PC using the Web browser and player on their Nokia N80 Internet Edition, creating their own "personal media portal".  You can also remotely record TV programs using Orb's Digital Video Recorder (DVR) function and then play back those recorded programs to their mobile device.

"The Nokia N80 Internet Edition was developed to make it easy for people on the go to interact with their favorite internet services and content," said Nigel Rundstrom, vice president Nokia Multimedia, North America, "Working with Orb Networks clearly illustrates why Nokia calls Nseries devices multimedia computers.   Using Orb MyCasting with the N80 Internet Edition delivers a complimentary range of experiences that our research* tells us consumers want access to; music, photos, video, email and Internet browsing, all in a single connected device."

"What's exciting about this announcement is that it is more than just a bundling partnership," said Joe Costello, chairman and co-founder of Orb Networks. "Nokia offers a quality mobile web experience for users with the rich functionality being introduced in the N80 Internet Edition. When Orb unlocks that personal digital content on the home PC, the N80 becomes the one connected device to enjoy it all.  The combination offers a new level of media freedom and control for the customer."

The Nokia N80 Internet Edition is the first multimedia computer that brings together wireless LAN (WLAN), UPnP, and quadband GSM coverage, and also provides an easy to use  WLAN wizard (to make connecting to the internet easy), support for internet calls, a robust browser, along with a 3-megapixel camera and a host of other internet related services.

The Nokia N80 Internet Edition will be available November 2006.

* Referenced research can be found at http://www.nokia.com/A4136002?newsid=1054096

All of the features and services listed above are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and are only available in certain markets. Please refer to the user guide for more detailed information.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, on the go at any time.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About Orb Networks

Orb Networks is an award-winning developer of software and services that unlock the digital media stored on personal computers. Orb MyCasting gives consumers secure, free, instant, and everywhere-access to everything from their photos and video to TV and music on virtually any Web-enabled device. The company's partners include: AMD, Vodafone, Hauppauge, Intel and Creative Labs. Orb Networks, a privately held company in Emeryville, Calif., is a member of the Digital Living Network Alliance. For more information about Orb Networks and the Orb MyCasting service, please visit http://www.orb.com.

Nokia, Americas

Media Relations

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia, Multimedia

Communications

Tel. +358 7180 45667

www.nokia.com

Note to editors: Nokia and Orb Networks will be demonstrating this service at Digital Focus @ New York tonight, October 11, at the Manhattan Center Studios from 6:00 to 9:00 PM. For more info on Digital Focus please see http://www.digfocus.com

PRESS RELEASE October 11, 2006

Nokia marks WiMAX milestone with Nokia Flexi WiMAX Base Station

Boston, MA, USA and Espoo, Finland -Nokia today announced the Nokia Flexi WiMAX Base Station, an innovation that will revolutionize the way broadband wireless networks will be built while minimizing operating and capital expenditures for broadband wireless operators. The introduction of the Nokia Flexi WiMAX Base Station shows Nokia's engagement in mobile WiMAX and is rooted in the company's global expertise in wireless network deployments.

Operators will benefit from the small and modular design of the Nokia Flexi WiMAX Base Station, which can optimize the costs of siting and operating WiMAX infrastructure. The compact size and light weight design of the base station modules minimizes the space needed, power consumption, and physical effort to install and run high quality WiMAX networks, and uses existing or new base station sites efficiently. It can be installed both indoors and outdoors and does not require air conditioning. Furthermore, its modularity will allow for easy capacity upgrades as traffic increases.

The Nokia Flexi WiMAX Base Station will be commercially available for the 2.5 GHz band at the end of 2007 and for 3.5 GHz in 1Q 2008. WiMAX-capable Nokia mobile devices are expected to be available in 2008.

"As the world is going wireless we believe the Nokia Flexi WiMAX Base Station offers broadband operators an easy and trusted way to offer wireless Internet connectivity to their customers anytime, anywhere," says Ari Lehtoranta, Senior Vice President, Radio Networks, Nokia. "Nokia is a strong believer in having a multiradio strategy that gives operators a future-proof solution and the flexibility to choose different technologies as they evolve."

The Nokia Flexi WiMAX Base Station is part of Nokia's overall mobile WiMAX solution, which complements its current solutions to operators in cellular radio access technologies. Nokia's WiMAX solution includes unique end-to-end infrastructure capabilities with radio and core network solutions along with a comprehensive services business solutions portfolio. Nokia Services include fluent processes for planning, building, optimizing, maintaining networks, integrating end-user services to the network as well as taking on greater responsibilities for service delivery through managed service operations. Nokia's mobile WiMAX solution is designed to work seamlessly with Nokia Unified Core Networks and IP Multimedia Subsystem.

Nokia is a founding and active member of the WiMAX Forum and the standardization process for the mobile WiMAX standard IEEE 802.16e-2005.

Nokia is highlighting its WiMAX strategy and solutions at WiMAX World USA 2006, Booth #21, October 11-12.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE October 12, 2006

Searching the globe

Nokia’s Mobile Search finds its way to new corners of the world

Espoo, Finland - Nokia today announced that Mobile Search has added another set of new local directory providers to global markets, making it the online search tool for finding what you want in many parts of the world. Now Nokia users in around the globe can benefit from the easy, fast and direct search capabilities of Mobile Search. The addition of new services for Canada, Denmark and Germany further strengthens Nokia’s dedication to bring extensive local directory information directly to your pocket with Mobile Search.

Nokia has teamed with the most comprehensive local directory companies in each respective market to enable easy and precise local searches. Mobile Search users will be able to access local content from De Gule Sider (Denmark), Suchen.de and DasOertliche (Germany), and Yellow Pages Group (Canada).

“You can get lost in many parts of the world now, but connect to Mobile Search and you’re soon on the way to your destination, whether it’s a restaurant, business or other local destination. We’re thrilled to be adding so many new local search providers to our Mobile Search offering, it certainly reinforces our dedication to provide local Internet services directly to your pocket,” said Ralph Eric Kunz, vice president, Multimedia Experiences, at Nokia.

Mobile Search has already seen a tremendous increase in users across Finland, France, Italy, Norway, Spain, Sweden and the United Kingdom, the markets where Mobile Search was initially launched.

Mobile Search is available in select markets in the standard sales packs of the Nokia N80 Internet Edition, Nokia N73, Nokia N93, Nokia N70, Nokia N71, Nokia 6630, Nokia 6680, and Nokia 6681. It is also offered as a free download for more selected Nokia S60 devices from www.nokia.com/mobilesearch.

The Mobile Search application fast-tracks the user directly to the desired contact number, and once the required destination has been located, this clever application directs the user to the right location with the aid of a digital map with dynamic panning and zooming, where maps are available.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia computers that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use.  With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE October 12, 2006

Nokia completes acquisition of gate5

Location based applications become an integral part of Nokia’s multimedia experiences

Espoo, Finland and Berlin, Germany - Nokia today announced that it has completed its acquisition of gate5 AG, a leading supplier of mapping, routing and navigation software and services.

The acquisition of gate5 is an important step in developing the new product category of multimedia computers that offer people multiple ways to connect to information, entertainment and other people. In the end of September, Nokia introduced the Nokia N95 multimedia computer with integrated GPS and navigation functionality. The Nokia N95 maps and navigation application is based on the gate5 software platform.

“We see that location based experiences, such as search, mapping and navigation will be a fundamental platform for many applications in Nokia Nseries devices going forward.” said Anssi Vanjoki, Executive Vice President and General Manager, Multimedia, Nokia. “Nokia’s strategy in this space is to offer world-leading location based experiences as an integrated offering to our customers. I’m excited to see the new team to bring exciting and easy-to-use location based applications into the upcoming Nokia Nseries multimedia computers and into many other Nokia products”.

With the completion of this acquisition, gate5 now enhances the Multimedia Business Group’s organization as a center of competency for location based experiences in Berlin, Germany. The gate5 team continues to be dedicated to delivering world class solutions to third party customers in the PND (Personal Navigation Device) and mobile devices space. It will maintain its multi-platform strategy for mobile devices, including the support of Symbian, Linux, Windows Mobile, and Palm platforms.

Together with the closing of the transaction, Nokia also announced that with immediate effect it has established a sales unit for its Location Based Software and Services in Hong Kong, targeting its PND customers in the Asia-Pacific region.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry.  Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses.  Nokia provides equipment, solutions and services for network operators and corporations.

Nokia Forward-Looking Statement Disclaimer

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product and solution deliveries; B) our ability to develop, implement and commercialize new products, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins, E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 2) the availability of new products and services by network operators and other market participants; 3) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 4) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 5) competitiveness of our product portfolio; 6) timely and successful commercialization of new advanced products and solutions; 7) price erosion and cost management; 8) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond to changes in the competitive landscape; 9) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and solutions; 10) inventory management risks resulting from shifts in market demand; 11) our ability to source quality components without interruption and at acceptable prices; 12) our success in collaboration arrangements relating to development of technologies or new products and solutions; 13) the success, financial condition and performance of our collaboration partners, suppliers and customers; 14) any disruption to information technology systems and networks that our operations rely on; 15) our ability to protect the complex technologies that we or others develop or that we license from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and solution offerings; 16) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 17) developments under large, multi-year contracts or in relation to major customers; 18) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen; 19) the management of our customer financing exposure; 20) our ability to recruit, retain and develop appropriately skilled employees; and 21) the impact of changes in government policies, laws or regulations; as well as 22) the risk factors specified on pages 12 - 22 of the company’s annual report on Form 20-F for the year ended December 31, 2005 under “Item 3.D Risk Factors.”

Media and Investor Enquiries:

Nokia, Multimedia

Communications

Kari Tuutti

Tel. +358 7180 45667

Investor Relations, Europe

Tel. +358 7180 34289

Investor Relations, US

Tel. +1 914 368 0555

www.nokia.com

PRESS RELEASE October 12, 2006

Nokia to publish Q3 2006 results on October 19, 2006

Espoo, Finland - Nokia will publish its third quarter financial results on Thursday October 19, 2006, at approximately 1 pm Helsinki time (CET +1). The press release will be available on the Nokia website immediately after publication.

Nokia’s investor conference call will begin at 3 pm Helsinki time (CET +1). A live webcast of the conference call will be available at www.nokia.com/investor. Media representatives wishing to listen in may call +1 706 634 5012.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE October 12, 2006

Mobile J/Speedy(TM) Near Field Communication mobile payment pilot project successfully launched in Europe by JCB Led Team

Amsterdam, The Netherlands - JCB, the global payment brand, in cooperation with CCV Holland B.V., Gemalto, KPN, Nokia, NXP Semiconductors (formerly Philips Semiconductors), PaySquare, and ViVOtech, announced that they have successfully launched Mobile J/Speedy(TM), the Near Field Communication (NFC) mobile payment pilot project in Amsterdam. Following initial trials in September, the pilot service is now being rolled out to a broader group of JCB’s customers. The project marks Europe’s first contactless international credit payment scheme using a mobile phone with an NFC chip.

This project is being carried out with close collaboration among these regional and global enterprises addressing the whole ecosystem for mobile payment applications. Selected JCB cardholders are provided with a mobile phone by Nokia, which is equipped with an NFC chip, developed by NXP and loaded with the JCB payment application specified by JCB and developed by Gemalto. At selected PaySquare merchants, cardholders can securely purchase items by just holding their mobile phone close to ViVOtech’s contactless NFC reader/writer, which is attached to the payment terminal of CCV. KPN is taking the role of installing the application and personalizing the mobile phones, and CCV is processing the transactions. JCB designed the scheme and coordinated the project based on its successful experience in contactless technology in Japan.

The first transaction of the pilot was conducted at Sushi Time, the Japanese sushi restaurant in the World Trade Center in Amsterdam. The manager of Sushi Time enthusiastically told JCB that the customers who pay by Mobile J/Speedy are very happy with the speed and ease of this payment solution. Approximately 100 selected JCB cardholders are now enjoying fast, easy, and convenient payments with Mobile J/Speedy at selected merchants, where they used to pay by cash. Pilot merchants have received many questions from customers who are not part of the pilot but inquired about the contactless mobile payment when they saw it being used at the cash register. Although it has only been one month since the trial was launched, the increasing number of repeat usage indicates a strong acceptance of the technology and a very successful pilot.

“Feedback from the first users of Mobile J/Speedy has been very encouraging and we are pleased to now be able to involve a wider group of customers”, said Hajime Matsuura, branch manager of JCB International’s Amsterdam branch, who is taking a leading role in the pilot project. “Customers mentioned how quick and easy it was to pay for a cup of coffee on a busy day. Since there is a lot of business offices located in and around the World Trade Center, Mobile J/Speedy is being especially well-received by busy business people. They do not need to fumble in their pocket or purse to find small change. And merchants benefit from the fact that lines proceed faster at the cashier.”

Mr. Matsuura continued, “Along with a wallet, the mobile phone is becoming a must-have item when going out. Uniting mobile and secure contactless payment increases the level of convenience. Mobile J/Speedy is the product that answers the needs of today’s fast rhythm. JCB has already been successful with a contactless payment solution in Japan. With this additional success in Amsterdam, I am even more confident that mobile credit payment will start taking off in the payment market.”

About CCV Holland B.V.

CCV is an international company with partners all over Europe. The company is specialist in payment terminals, processing and authorizing financial and loyalty transactions and the development and maintenance of loyalty and customer card systems. Based on advanced technology CCV offers both standard products and specific client fitting solutions. The used hard- and software are developed by CCV-engineers. An own Service Center and a country wide operating service organization guarantee a high level support. CCV Holland B.V. is founded in 1967 and located in Arnhem, the Netherlands. For more information: www.ccv.nl

About Gemalto

Gemalto (Euronext NL 0000400653 GTO) is a leader in digital security with pro forma 2005 annual revenues of €1,7 billion ($2.2 billion), operations in 120 countries and 11,000 employees including 1,500 R&D engineers.  The company’s solutions make personal digital interactions secure and easy in a world where everything of value -from money to entertainment to identities- is increasingly represented as bits and bytes communicated over networks. Gemalto thrives on creating and deploying secure platforms, portable and secure forms of software in highly personal objects like smart cards, SIMs, e-passports, readers and tokens.  More than a billion people worldwide use the company’s products and services for telecommunications, banking, e-government, identity management, multimedia content, digital rights management, IT security and other applications. Gemalto was formed in June 2006 by the combination of Axalto and Gemplus International S.A. For more information please visit www.gemalto.com.

About JCB

JCB is one of the global payment brands and the largest card issuer and acquirer in Japan. JCB launched its card business in Japan in 1961 and began expanding overseas in 1981. Its merchant network includes 13 million merchants and spans 190 countries and territories. JCB cards are now issued in 20 countries and territories, with 57.70 million card members. As part of its international growth strategy, JCB has formed alliances with more than 350 leading banks and financial institutions globally to increase merchant coverage and cardmember base. As a comprehensive payment solutions company, JCB is committed to providing high-quality payment services to customers, merchants, and partners. For further information, please visit the JCB home page at

www.jcb-global.com/english/ or www.jcbcorporate.com/english/ .

About KPN

KPN provides telephone, internet and television services to customers through its fixed network in the Netherlands. For business customers, KPN provides a range of services - from voice, internet and data services to fully-managed outsourced ICT solutions - in the Netherlands and internationally. For both personal and business customers, KPN offers mobile services in the Netherlands, Germany, Belgium and Western Europe.

As of June 30, 2006, KPN served 6.4 million fixed-line subscribers and 2.3 million Internet customers in the Netherlands as well as 22.2 million mobile customers in Germany, the Netherlands and Belgium, while employing 28,536 individuals (26,033 FTEs).  KPN was incorporated in 1989 and our shares are listed on the Amsterdam, New York, London and Frankfurt stock exchanges.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

About NXP Semiconductors

NXP is a top 10 semiconductor company founded by Philips more than 50 years ago. Headquartered in the Netherlands, the company has 37,000 employees working in 20 countries across the world. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

About PaySquare

PaySquare is the Dutch specialist partner for the acceptance and issue of international means of payment. On the acceptance market PaySquare is the market leader in the Netherlands, offering MasterCard, Visa, JCB, China UnionPay, Maestro and - thanks to a unique alliance - American Express. This means that businesses have to deal with only one organization for acceptance of all these products, making PaySquare the first credit card organization in the Benelux to offer such variety in international means of payment. PaySquare also issues both MasterCard and Visa credit cards, on its own account and in partnership with other organizations. The Red Cross MasterCard, a fundraising credit card for the world’s largest relief organization, is the latest addition to the PaySquare portfolio. More information about PaySquare can be found on www.paysquare.nl.

About ViVOtech

ViVOtech (www.vivotech.com) is the market leader in contactless/NFC payment software, transaction management systems, and readers. These innovative solutions allow consumers to make contactless payments with radio frequency-enabled credit cards, debit cards, key fobs, and NFC-enabled mobile phones. ViVOtech’s products are used by some of the most prominent retailers in the United States. Currently, with more than 190,000 units in 18 countries, ViVOtech’s products are in use at movie theaters, fast food restaurants (QSR), casual dining establishments, convenience stores, gas stations, drug stores, grocery stores, buses, taxicabs and vending machine locations, enabling a wide variety of businesses to accept contactless/NFC payments. In 2005, ViVOtech received the prestigious Frost & Sullivan technology award for its role in transforming the contactless payment industry, as well as winning the first annual ETA Technology Innovation Award.

Media Enquiries

CCV Holland B.V.

Liesbeth Kramer

Tel. +31 20 530 43 49 / +31 6 46041626

Email: liesbeth.kramer@text100.nl

Gemalto

Aline Borne

Tel. +33 1 55 01 51 05

Tel. +33 6 16 29 87 04

JCB

Kazumi Kinoshita

JCB Co., Ltd.

Tel. +81 3 5778 8390

Email: kazumi.kinoshita@jcb.co.jp

KPN

Stephen Hufton

Tel. +31 70 44 60143

Email: stephen.hufton@kpn.com

Nokia

Nokia Emerging Business Unit Communications

Tel. +358 7180 45792

Email: press.office@nokia.com

NXP Semiconductors

Heather Drake

Tel. +31 40 27 65949

Email: heather.drake@nxp.com

PaySquare

Manon van Heems

Tel. +31 30 283 62 75

Email: manon.van.heems@paysquare.nl

ViVOtech

Marcello Lima

Tel. +1 408 248 7001

Email: mlima@vivotech.com

www.nokia.com

PRESS RELEASE October 12, 2006

AVEA to deploy Nokia mobile softswitch in network modernization deal

Nokia MSC Server lays groundwork for Turkey’s first Next Generation Network

Espoo, Finland - Nokia and Turkish mobile operator AVEA have signed a three-year framework agreement for the deployment of the Nokia MSC Server 3GPP compliant mobile softswitch.  The Nokia softswitch will be central to AVEA’s plans to modernize its network by creating Turkey’s first Next Generation Network (NGN).

“AVEA is happy to extend its cooperation with Nokia by selecting its MSC Server System for our strategic network modernization,” says Cuneyt Turktan, Chief Executive Officer, AVEA.  “With Nokia’s mobile softswitch, AVEA will not only benefit from savings in OPEX and CAPEX, but also be able to support GSM, 3G and Fixed Mobile Convergence services in the future, while significantly increasing subscriber capacity.”

“We are pleased to build on our role as supplier of AVEA’s Push to talk and Presence solutions and now extend our collaboration to mobile softswitching,” says Murat Kircuval, General Manager Nokia Turkey. “The Nokia MSC Server System, based on 3GPP Releases 4 and 5, will allow AVEA to carry voice, data and signaling traffic over the IP/MPLS backbone, and more importantly give AVEA the means to prepare for Next Generation Network services.”

The MSC Server system will allow AVEA to realize future OPEX/CAPEX savings due to Nokia’s Unified Core Network offering, which has the capability to provide a common network architecture to support fixed mobile convergence and next generation access technologies, such as 3G/VoIP/WiMAX, as well as today’s GSM, UMA, IMS and SIP Voice over IP applications.

As part of the deal, Nokia provides network planning, implementation, commissioning, systems integration and competence development services.  With many successful projects around the world, Nokia Services is the industry’s most experienced services force for implementing mobile softswitching and Release 4 systems.

Nokia is creating seamless user experiences in converging networks thanks to mobile softswitching and IMS for fixed and mobile.  With over 100 customers for its mobile softswitching and over 50 live networks, Nokia is clearly the most experienced mobile softswitching supplier worldwide.  With 20 convergence trials, enabling personalized VoIP and multimedia, Nokia is paving the way for the renewal of fixed networks and the usage of access technologies like WLAN.

About AVEA

Avea is the youngest and the most innovative operator of Turkey with around 7.5 million subscribers. The company is growing fast in both the corporate and individual services with the brand “Avea” and is investing constantly in new technology and infrastructure as well as its management and employees. Avea has over 1.300 employees and roaming agreements with 340 operators in 157 countries. Avea prioritizes customer needs and renders innovative and quality services with the latest technology accompanied by its vision of being the leading company offering the customers the best quality services.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Notes to editor

Nokia is implementing Next Generation Networks as part of its Fixed-Mobile Convergence solutions, which enable fixed networks to be renewed with technologies that introduce mobility and multimedia services.  Nokia’s Unified Core Network offering of access agnostic solutions, including the market leading Nokia MSC Server System and the Nokia IP Multimedia Subsystem (IMS), is a key part of Nokia’s approach to NGN.

PRESS RELEASE October 12, 2006

Nokia streamlines short lead time logistics and care repair services in Ft. Worth, Texas, USA

Nokia plans to discontinue operations at its Alliance facility in Ft. Worth, Texas, USA, and outsource its short lead time logistics business, as well as its product repair services for North America, to third-party providers. As a result of this change, approximately 300 Nokia employees will be impacted and the facility will cease operations by late spring 2007.

The Alliance facility has focused on short lead time logistics for customers requiring three days or less turnaround. This represents a small market that is most efficiently managed by a third-party logistics provider that offers economies of scale and the flexibility to meet current and future market needs. The outsourcing of repairs is in line with Nokia’s global strategy designed to run services efficiently and maintain high customer satisfaction.

Nokia has continually adjusted its business model to meet the dynamic needs of its customers, while ensuring cost-efficient supply chain and service leadership.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Communications

Tel. +1 972 894 4573

Nokia

Communications

Tel. +358 7180 34900

E-mail:press.office@nokia.com

www.nokia.com

PRESS RELEASE October 16, 2006

Nokia expands Wataniya Telecom’s HSDPA network in Kuwait

Espoo, Finland - Nokia has won a contract to expand Wataniya Telecom’s High Speed Downlink Packet Access (HSDPA) radio and core network in Kuwait, increasing its capacity and extending the HSDPA network coverage to new areas.

In addition to the 3.6 Mbps HSDPA radio network, Nokia will provide Wataniya Telecom with a core network upgrade, including packet core equipment and the Nokia MSC Server mobile softswitch; and a range of services, including network planning, consulting, systems integration, implementation, pre-launch optimization, maintenance, and care services. Deliveries have already begun.

“There is growing demand for mobile data services among our customers in Kuwait, so in order to serve our customers better we decided to expand our existing HSDPA network and extend the service to new areas. Nokia’s high-quality solutions and unfailing support make the company a trusted supplier,” said Harri Koponen, General Manager & CEO, Wataniya Telecom.

“Nokia’s simple HSDPA software upgrade enables Wataniya to offer their customers mobile broadband services cost-efficiently. We are committed to supporting Wataniya in introducing new services in Kuwait and providing them with Nokia’s end-to-end expertise ranging from network equipment and services to devices,” said Walid Moneimne, Senior Vice President, Networks, Nokia.

Previously, Nokia has supplied Wataniya Telecom’s core network, upgraded its GSM radio network with EDGE, and supplied the WCDMA 3G/HSDPA radio network in order to run advanced services such as video calling, video sharing, and push to talk.

High performance Nokia HSPA is a simple software upgrade to Nokia WCDMA networks, thus enabling a fast, cost-effective rollout. Nokia HSPA is made up of two key technologies, HSDPA (High Speed Downlink Packet Access) and HSUPA (High Speed Uplink Packet Access), enabling true mobile broadband with breakthrough data speeds of up to 14.4 Mbps in the downlink and up to 5.8 Mbps in the uplink.

Nokia HSDPA offers almost 10-times faster data services than current 3G networks, generating an enhanced service experience. Nokia is a leader in the HSDPA market, with a large number of HSDPA contracts. Many network operators have already opened their HSDPA networks with the Nokia solution.

Nokia is creating seamless user experiences in converging networks thanks to mobile softswitching and IMS for fixed and mobile.  With over 115 customers for its mobile softswitching and over 50 live networks, Nokia is clearly the most experienced mobile softswitching supplier worldwide.

About Wataniya

Launched in December 1999, Wataniya Telecom has been a driving force in increasing the mobile communications market penetration in Kuwait to over 80 percent of the population. With operations in Kuwait, Iraq, Tunisia and Algeria, Wataniya Telecom is actively expanding its presence within the MENA (Middle East North Africa) region. Serving over 3 million customers in its operations, Wataniya Telecom has built its success on a customer focused strategy based on the philosophy that everything the company does must bring it closer to its customers. The company provides a wide range of leading edge wireless voice and data services delivered with high quality and designed to meet customer requirements.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE October 16, 2006

Nokia Announces S60 3rd Edition Challenge Winners

QuickOffice, Foreca, InfoTalk and Augmentra Win Grand Prizes, with Runners-Up Named for Enterprise, Flash, Music and Location-Aware Categories

London, UK - Nokia today announced the winners in the Forum Nokia S60 3rd Edition Challenge global developer competition, awarding €100,000 in grand prizes to outstanding mobile applications developers for the best new applications based on the S60 3rd Edition.

Announced here on the eve of the annual Symbian Smartphone Show, taking place Oct. 17-19 at London’s Excel Centre, the S60 3rd Edition Challenge awards are co-sponsored by Forum Nokia, Nokia’s global developer support program, Adobe and Symbian, and culminate a 10-month selection process from among 117 entries in the categories of enterprise, music, Adobe Flash Lite and location-aware applications.

The winners announced today in each of the four categories will receive a €25,000 top prize and a one-year free membership in Forum Nokia PRO, an exclusive developer support program, valued at €4,000**. Top winners in each of the four categories also receive a demo spot at NokiaWorld 2006, free on-site technical support and consultancy, devices and additional marketing support from software distributer Handango.

“The outstanding winners of this competition and the 117 mobile developers who answered the S60 3rd Edition Challenge show the high degree of enthusiasm for the advanced device management capabilities, stylish user interface and intuitive web browser functionality of devices based on S60 3rd Edition,” said Lee Epting, Vice President, Forum Nokia. “Clearly, developers and mobile device users are increasingly responding S60 3rd Edition as the smartphone platform defining the future of mobility today.”

Selected by a jury comprised of representatives of Macromedia and Nokia Business units from among 20 finalists announced in September, the top award winners in each category include:

Best Enterprise Application: Quickoffice* - Quickoffice Premier 4

Quickoffice is a world leader in providing mobile office document software for smartphones allowing users to open, view and edit Microsoft Office documents - at the point of need - with complete document data integrity. The company’s flagship product, Quickoffice Premier(TM), allows users to view, edit, print and even present documents directly from their smartphone. The software design also includes the ability for end-users to receive future value-added applications to meet the evolving needs in the market.

For more information, visit: www.quickoffice.com.

Best Flash Application: Foreca* - Flash Weather

Foreca is the largest private weather service company in the Nordic countries and through its highly-skilled staff of meteorologists and forecasting models developed by Foreca’s own software engineers guarantees state-of-the-art weather services for its clients around the world. Foreca’s FlashWeather applications feature mobile weather products that include: SpotWeather Forecasts, Current Conditions, Weather Radar, Temperature and Precipitation Forecasts and others.

For more information, visit: www.foreca.com.

Best Mobile Music Application: InfoTalk Corporation* - Music Finder

InfoTalk Corporation, a leading provider of multi-lingual conversational speech understanding technology, envisions a world in which voice-enabled information access and transactions are available anytime, anywhere and via any fixed-line, mobile or PDA device. InfoTalk’s MusicFinder provides a fast and easy way to use voice commands rather than scrolling to search for music stored as mp3, AAC or other digital files. Users speak a song title, artist’s name or playlist in response to an audio prompt, and the stored audio file is passed to the mobile device’s default music player for listening.

For more information, visit: www.infotalkcorp.com .

Best Location-Aware Service/Application: Augmentra - ViewRanger

Augmentra Ltd delivers innovative solutions that maximise the opportunities offered by the convergence of mobile phone, imaging, and GPS technologies. Specifically created to match the needs of the active outdoor enthusiast, Augmentra solutions overcome the issues created by using mobile technology in a rural environment. ViewRanger(TM) is a unique mapping, navigation and information tool for mobile phones that provides information about immediate surroundings through a natural and intuitive display. With a Bluetooth GPS receiver connected, ViewRanger transforms a Nokia or other Symbian S60 smartphone into a fully featured trail navigation system.

For more information, visit: www.viewranger.com.

Forum Nokia S60 3rd Edition Challenge runners up for each of the four competition categories will receive a one-year membership in the exclusive Forum Nokia PRO developer support program. They include:

Enterprise Applications:

1st Runner-Up: Thinprint - Content Beamer   (www.thinprint.com )

2nd Runner-Up: HansaWorld* - HansaWorld Enterprise   (www.hansaworld.com )

Flash Applications:

1st Runner-Up: Gideon - 06 World Cup   (www.gideonmobile.com )

2nd Runner-Up: Refresh Mobile* - Mobizines   (www.refreshmobile.com )

Mobile Music Applications:

1st Runner-Up: N2N Consulting * - M-Bit   (www.n2nconsulting.com )

2nd Runner-Up: inTouch Wireless Services * - AirAlbum   (www.airalbum.net )

Location-Aware Services & Applications:

1st Runner-Up: Aspicore - GSM tracker   (www.aspicore.com )

2nd Runner-Up: Navicore* - Navicore Personal   (www.navicoretech.com )

*Indicates current membership in Forum Nokia PRO

**Company must meet all qualification criteria for Forum Nokia PRO membership to receive free membership award.

The Forum Nokia S60 3rd Edition Challenge is designed to drive development of innovative new applications for the S60 3rd Edition, based on the Symbian OS, which expands creative opportunities for developers of advanced mobile applications and services.

Introduced in 2005, S60 3rd Edition Platform enables developers to create “smarter” applications both in terms of better user experience and more efficient development, and offers an enhanced security model that provides better protection for valuable applications and content. S60 3rd Edition Platform opens a wide range of possibilities for location-based applications, as well as applications that include scalable 2-D vector graphics, wireless messaging, robust security and authentication and other advanced application features.

In addition to Forum Nokia, Adobe and Symbian, co-sponsors of the S60 3rd Edition Challenge include: Handango, providing a Handango marketing package; Nokia Enterprise Solutions, co-sponsor of the Enterprise Application category; Nokia Multimedia, co-sponsor of the Mobile Music category; and Nokia Mobile Phones, co-sponsor of the Location Aware Services & Applications category.

About S60

The S60 built on Symbian OS is the world’s leading smartphone software, and is licensed by some of the industry’s foremost mobile device manufacturers. The flexibility of the S60 software allows for various hardware designs and software configurations, as evidenced by the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, the S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers. For further information and news about the S60 and the S60 community, please visit www.s60.com.

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Communications

Global Developer Program, Charles Chopp

Tel. +1 972 894 4573

E-mail: communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE October 17, 2006

Turner Broadcasting launches Nokia Content Discoverer ‘storefront” for Cartoon Network content downloads

LONDON, UK - Turner Broadcasting and Nokia today announced that high-quality content from Turner’s Cartoon Network is being made available for consumer downloads through the Nokia Content Discoverer client, embedded in millions of Nokia devices currently available in markets around the globe.

Under a multi-country agreement between the companies, mobile subscribers will be able to browse, download and purchase over-the-air Cartoon Network games, video clips, and other content from a dedicated Cartoon Network mobile content “storefront” available to consumers through the device-resident Nokia Content Discoverer client, part of Nokia’s complete mobile content ecosystem.

A wide selection of popular Cartoon Network favorites - ranging from the sweet-talking, bicep-bulging Johnny Bravo sweeping the ladies off their feet to the scientific world of Dexter’s Laboratory - will be offered as part of the Nokia Content Discoverer service, which Nokia developed and maintains.

The new agreement provides a simple method for people to quickly access and enjoy Cartoon Network entertainment on buses, at school or in the office, according to Phil Lawrie, Vice President, Commercial Distribution & Digital Media Sales, Turner Broadcasting.

“Turner is delighted to offer a Cartoon Network catalog as part of the exciting Nokia Content Discoverer initiative,” said Mr. Lawrie. “Accessing and buying mobile content can often be challenging for the end-user. Having an embedded showcase for our Cartoon Network content as part of Nokia Content Discoverer will eliminate these barriers and provide a shop window for games, video clips, wallpapers and much more in the future. In a nutshell, it’s content purchase made easy - with a positive commercial outcome for all stakeholders: Turner, Nokia and the network operator. And our consumers will now be just a few key-strokes away from Cartoon Network favorites like The Powerpuff Girls and Dexter’s Laboratory.”

“Offering popular entertainment from Cartoon Network will greatly enhance the value of the Nokia Content Discoverer program to network operators and to the end consumers,” commented Brad Brockhaug, Director, Business Development and Channels, Forum Nokia, Nokia’s global developer program. “We’re excited by the addition of this outstanding new content catalog and look forward to working closely with Turner Broadcasting to address the enormous opportunities for content consumption in the global mobile marketplace.”

Territories covered under the agreement include: United Kingdom, France, Italy, Germany, Spain, Belgium, The Netherlands, Finland, Sweden and Norway.

Nokia Content Discoverer facilitates easy access to downloadable content by mobile subscribers through a collection of shopping mall “stores” run by branded content providers, leading content aggregators and mobile service providers. Operators are able to build their own branded mobile shopping mall, with better positioning of content and the presence of the operator’s brand on the device, generating higher adoption. Consumers’ experience of content shopping is greatly enhanced through Nokia Content Discoverer’s advanced on-device caching of content catalog metadata which allows free browsing of the content stores in the mobile mall, as well as automatic content updates, integrated preview/prelisten and proficient content installation capabilities.

Nokia Content Discoverer is currently embedded in select S60 and Series 40 devices available in the global marketplace, including the Nseries multimedia devices (Nokia N70, N71, N72, N73, N80 and N93), Eseries devices for enterprise users (Nokia E50, E60, E61 and E70), Nokia 5500, and Nokia 3250 handsets currently available in mainland China and on Nokia 6131 devices in China and other Asia-Pacific markets. Nokia Content Discoverer is expected to be in the hands of over 20 million consumers worldwide by the end of 2006.

About Turner Broadcasting

Turner Broadcasting System (TBS) Europe Limited delivers some of the world’s most successful and well-known news and entertainment brands - CNN, Cartoon Network, TCM (Turner Classic Movies), Toonami and Boomerang - across approximately 100 countries in Europe, Africa and the Middle East. Alongside its TV channels TBS is at the forefront of developing its brands through the internet, broadband, wireless, DVD, e-commerce, merchandising, cinema, publishing and every other available platform.

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Danielle Woods

PR Coordinator PAN & CEE

Turner Broadcasting - London

Tel: +44 (0) 20 7693 0787

Email: Danielle.Woods@turner.com

For press releases/schedules/images: www.europe.turnerInfo.com

Nokia Americas

Corporate Communications, Global Developer Program

Charles Chopp

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

www.nokia.com

PRESS RELEASE October 17, 2006

Nokia’s new Carbide.ui tool lets graphics and creative pros customize S60 smartphone user interfaces

Carbide.ui Theme Edition provides familiar WYSIWYG and drag-and-drop functionality, and seamless interplay with leading graphics creation tools.

LONDON, UK - Nokia today announced the availability of Carbide.ui Theme Edition, a powerful and easy to use PC-based tool that lets designers and creative professionals build customized user interfaces for mobile devices based on S60, the world’s leading smartphone platform with millions of devices currently in the marketplace.

The latest addition to Nokia’s branded Carbide family of mobile development tools, announced here today at The Smartphone Show, Carbide.ui Theme Edition provides graphics professionals and creative designers familiar WYSIWYG and drag-and-drop functionality, plus seamless interplay with leading graphics creation tools for customization of the look and feel of the latest S60-based smartphones. Individuals with no prior experience in mobile user-interface design or knowledge of coding language can use the Carbide.ui Theme editor to customize all S60 UI elements, from background graphics and navigation bar to colors, sounds and morphing effects.

Carbide.ui Theme Edition provides creative design professionals with the powerful tools they need to meet business and mobile operator requirements for building rich and appealing S60 mobile UI designs for a variety of commercial uses, including branding, affinity and customer loyalty campaigns. Carbide.ui Theme dramatically accelerates the time from project inception to market, enabling designers to produce competitive mobile UI products for clients in a matter of weeks, not months, both on budget and on time.

Using Carbide.ui Theme Edition, designers and creative professionals can rely on nearly 1,000 customizable drag-and-drop elements to create, easily edit and view UI theme components, including wallpaper and backgrounds, application icons, pop-up windows and color schemes.

Once a UI theme has been created, Carbide.ui Theme Edition automatically packages it into an installation file and prepares it for Open Mobile Alliance (OMA) Digital Rights Management (DRM) protection, if required, after which it will be ready for deployment to devices.

“Nokia is very pleased to be offering this powerful yet simple mobile UI design tool to graphic artists and multimedia design professionals, enabling them to explore the creative possibilities in customization of rich and appealing user interfaces for S60-based smartphone devices,” said Heikki Koivu, Director, Development Tools, Nokia. “Using Carbide.ui Theme Edition, individuals with no prior mobile design experience or knowledge of coding languages will now be able to direct their creativity toward creating unique user experiences for the millions of consumers using smartphone devices around the globe.”

In addition to Carbide.ui Theme Edition’s drag-and-drop functionality, WYSIWYG environment, support for all customizable UI theme components and full S60 platform support, other key features of Theme Edition include:

• Support for third-party graphics, audio and content editors, allowing linkage with graphics tools that support bitmap, SVG or Flash Lite editing and with audio editing tools that support multiple sound file formats;

• Multiple screen resolutions support, including 352 x 416 pixels, 240 x 320 pixels, and 176 x 208 pixels; and,

• Content import in multiple formats, including SVG, BMP, GIF, JPEG, PNG, SWF and TIFF, allowing design artists to use their favorite creative suite.

Nokia’s Carbide brand of developer tools provides a single identity for all Nokia’s mobile developer tool offerings. The new Carbide.ui Theme Edition joins other recently announced members of Nokia’s tiered family of Carbide developer tools products, including Carbide.j for Java developers, Carbide.vs for C++ developers using Microsoft Visual Studio, and the Carbide.c++ family of tools for the Symbian ecosystem -- Carbide.c++ Express, Carbide.c++ Developer and Carbide.c++ Professional.

Nokia has provided a clear and consistent migration path to Carbide.ui Theme Edition as the direct successor of its S60 Theme Studio tool for UI design. Future versions of Carbide.ui Theme Edition will support the features of successive S60 platform releases.

Nokia’s Carbide.ui Theme Edition will be showcased Oct. 17-18 on the exhibition floor at The Smartphone Show at London’s ExCeL Centre. Carbide.ui Theme Edition is available for download at no charge from www.forum.nokia.com/carbide or www.s60.com.

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at www.forum.nokia.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Trademarks:

All trademarks and registered trademarks are the property of their respective owners.

Media Enquiries:

Nokia Americas

Corporate Communications, Global Developer Program

Charles Chopp

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia

Technology Communications

Tel. +358 7180 36376

www.nokia.com

PRESS RELEASE October 17, 2006

S60 on Symbian OS strengthened with new features to support its mass market position

New S60 3rd Edition Feature Pack 1 enhances the user experience, device management, location capabilities and browsing

London, UK and Espoo, Finland - The world’s leading smartphone software, S60 3rd Edition, targeted to reach the mid-range product categories, has been enhanced with a range of features that enables handset manufacturers to create smartphones for various user segments.

Demonstrated at the Symbian Smartphone Show in London, S60 3rd Edition Feature Pack 1 offers new features that enrich the platform and thus the user experience with browsing, location capabilities and device management functions. S60 3rd Edition Feature Pack 1 is readily available for S60 device manufacturers, and at the Symbian Smartphone Show three licensees are showcasing devices based on Feature Pack 1.

A single browser now supports both the Full Web and mobile-optimized content. Browsing is made more compelling with a variety of features, such as auto complete, password manager and a floating toolbar that gives quick and easy access to the most-used features. Advanced device management features enable businesses to manage add-on applications remotely, and the full featured location middleware in S60 makes it possible to efficiently create location solutions. To support the superior user experience there are practical new features in Feature Pack 1, including audio messaging, a video ringtone, an animated screensaver and multiple alarms.

“S60 has an integral part to play in creating a compelling user experience on a mobile device. S60 is what makes the smartphone smart,” said Matti Vänskä, Vice President, Mobile Software Sales and Marketing, Nokia. “With the new Feature Pack 1 we provide our licensees with functionalities to meet the growing demands placed on smartphones. We are delighted to see new S60 devices from multiple licensees demonstrated at this event.”

Feature Pack 1 is backward compatible with S60 3rd Edition, and applications developed for Feature Pack 1 will run also on 3rd Edition based devices.

According to Canalys research (July, 2006), S60 is the clear leader in smartphone software with over 50% market share globally. To date, 46 devices based on S60 and Symbian OS have been launched, 17 of which are based on S60 3rd Edition.

About S60

The S60 built on Symbian OS is the world’s leading smartphone software, and is licensed by some of the industry’s foremost mobile device manufacturers. The flexibility of the S60 software allows for various hardware designs and software configurations, as evidenced by the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, the S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers. For further information and news about the S60 and the S60 community, please visit www.s60.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Technology Communications

Tel. +358 7180 71561

E-mail: communications.technology@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE October 18, 2006

Nokia and WWF cooperation successful - raising the bar for environmental sustainability continues

Espoo, Finland - Following the initial three years of cooperation Nokia and WWF will continue working together to drive environmental awareness of Nokia employees and to find new ways to enhance Nokia’s environmental performance and support WWF’s nature conservation goals. The new contract has been signed for an additional three years.

Nokia’s current environmental focus areas are energy issues, substance management and take back & recycling.  WWF will support Nokia in this work over the coming three years, with environmental awareness building of Nokia employees remaining a key role. Nokia will also pilot WWF’s One Planet Business concept, which aims to reduce companies’ environmental impact.

Both organisations praised the relationship as a chance to learn from each other when looking at how to help create a more sustainable future.  Activities such as the internal web-based learning platform Connect to Protect, management training workshops on business cases with an environmental focus and stakeholder seminars have helped increase environmental awareness among Nokia employees.

“Nokia has shown a real willingness to work hand-in-hand on environmentally sound business practices. We look forward to working together to improve specific aspects of Nokia’s environmental performance with enthusiastic staff who have benefited from the Connect to Protect learning portal and workshops for the past three years,” said Paul Steele,  Chief Operating Officer of WWF International.

“Understanding and reducing the environmental impact of our activities is a top business priority. The partnership with WWF has given us invaluable support in managing issues and in building environmental awareness, helping us to ensure that environmental issues are everybody’s business”, says Veli Sundbäck, Executive Vice President, Corporate Relations and Responsibility, Nokia.

About WWF

WWF is one of the world’s largest independent conservation organizations, with close to 5 million supporters and a network active in more than 100 countries on five continents. Since its creation in 1961, it has maintained a constant record of success. Today, WWF funds close to 2,000 projects and employs more than 4,000 people worldwide. WWF’s mission is to stop the degradation of the planet’s natural environment and to build a future in which humans live in harmony with nature, by conserving the world’s biological diversity, ensuring that the use of renewable resources is sustainable and promoting the reduction of pollution and wasteful consumption.

About One Planet Business

The OPB philosophy is that businesses must share responsibility for both the issues and the required change towards operating within the ecological limits of our one planet. It aims to see the leaders from policy, consumer bodies, investors, companies, academia and environmental science collaborate in order to create mutually empowering innovation around key industry sectors.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

WWF

Moira O’Brien-Malone

Tel. +41 22 364 9111

Email mobrien@wwfint.org

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE October 18, 2006

Nokia successfully demonstrates 3.6 Mbps HSDPA with Megafon in Russia

Espoo, Finland - Nokia and the Russian operator Megafon have successfully tested data transmission at 3.6 Mbps speed using High Speed Downlink Packet Access (HSDPA) technology. The test zone deployed by Nokia at one of Megafon sites in Saint Petersburg allows the testing of all new capabilities of 3G networks.

Nokia network equipment was used in the live tests, including several base stations, radio network controller and 3G core network equipment.

HSDPA is an advanced 3G technology and a natural extension of the WCDMA 3G standard. Currently, Nokia’s HSDPA software enables 3.6 Mbps data speed from base station to user device.

“We are pleased to extend our cooperation with OAO Megafon to HSDPA tests. The trial has proved that HSDPA can be implemented in the Megafon network,” says Alexander Ukhanov, Account Manager, Networks, Nokia. “The advantages of HSDPA are evident; the technology will enable operators to launch the most innovative services with minimal investments in the infrastructure, and the users will get a convenient and quick access to various services and content.”

In WCDMA 3G, Nokia has 63 customers to date. High performance Nokia HSPA is a simple software upgrade to Nokia WCDMA networks, thus enabling a fast, cost-effective rollout. Nokia HSPA is made up of two key technologies, HSDPA (High Speed Downlink Packet Access) and HSUPA (High Speed Uplink Packet Access), enabling true mobile broadband with breakthrough data speeds of up to 14.4 Mbps in the downlink and up to 5.8 Mbps in the uplink.

Nokia HSDPA offers almost 10-times faster data services than current 3G networks, generating an enhanced service experience. Nokia is a leader in the HSDPA market, with a large number of HSDPA contracts. Many network operators have already opened their HSDPA networks with the Nokia solution.

About MegaFon

OAO “MegaFon” is the first all-Russian mobile operator in GSM 900/1800 standard. The company was founded in May 2002 as a result of renaming and reorganization of Open Joint Stock Company “North-West GSM” and integration under one brand with ZAO “Sonic Duo” (Moscow), ZAO “Mobicom-Kavkaz”, ZAO “Mobicom-Centre”, ZAO “Mobicom-Novosibirsk”, ZAO “Mobicom-Khabarovsk”, ZAO “Mobicom-Kirov”, OAO “MSS-Povolzhie”, ZAO “Volzhsky GSM” and ZAO “Uralsky GSM”. Major stockholders of OAO MegaFon are OAO “Telecominvest”, OOO “CT-Mobile”, Sonera (Finland) and Telia (Sweden). OAO MegaFon license area covers 100% of Russia’s territory - all 89 RF subject with the population of 145 million. Currently the number of the Company’s subscribers exceeds 23 million. www.megafon.ru

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Victoria Eremina

Communications Manager

Nokia CIS

14, Stoleshnikov Lane, Moscow

Tel: (095) 795 05 00

Fax: (095) 795 05 09

Email: Victoria.Eremina@nokia.com

Nokia, Networks

Communications

Tel. +358 7180 34379

www.nokia.ru

www.nokia.com

PRESS RELEASE October 18, 2006

Nokia introduces new Cost Control solution for prepaid services

Nokia Cost Control supports the use of shared phones

Espoo, Finland - Nokia today introduces a new solution called Nokia Cost Control. The innovative solution is most beneficial to operators that have a significant, untapped potential in lower-income consumer segments among which shared phones are prevalent. The solution is provided to operators as a software implementation, and it is supported by GSM phones.

Nokia Cost Control is easy to use. When making a phone call from a mobile phone, the caller keys in a simple command string to define the cost of the call before connecting. After the money is spent, the call will be cut off. This gives the caller total control over their spending. Furthermore, the callers can use the calling time they invested in to its full extent, compared to normal charging by the minute.

The Nokia Cost Control solution is designed to support consumers in multiple ways, giving the control over the expenditure on single calls, addressing fear of overspending, optimizing the use of call time, and setting transparency in the use of shared phones. Phone sharing lowers the cash barrier to communication, and takes various forms from sharing between friends, roommates or family to small businesses that allow consumers to make calls or send SMS messages for a fee.

“For example in many African countries, especially in urban areas, selling airtime and usage of mobile phones is very popular business. Nokia Cost Control makes these transactions transparent with no fear of overspending. The Nokia Cost Control solution has been designed to meet the needs of the consumers and the operators especially in new growth markets,” says Rauno Granath, Director, New Growth Markets, Networks, Nokia.

Nokia Cost Control can be implemented with Nokia Unified Charging Suite, a solution for convergent charging.

Nokia Cost Control is the newest addition to Nokia Connect GSM solution. Nokia Connect GSM solution includes a comprehensive portfolio of network features, products and services to assist operators in new growth markets in providing mobile services to new subscriber segments. Nokia Cost Control complements other innovations, such as Nokia Prepaid Tracker and Nokia Connect eRefill, further enhancing the prepaid services that mobile operators can provide to their customers.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE October 20, 2006

Nokia powers Vodafone’s HSDPA service in Australia

Espoo, Finland - Nokia is supporting Vodafone Australia’s launch of its updated 3G broadband network in Australia with world leading High Speed Downlink Packet Access (HSDPA) technology.

Nokia’s HSDPA solution allows Vodafone to offer its customers data services at speeds of up to four times faster than current 3G speeds.

The commercial launch of the service follows an extensive trial of the solution and close cooperation between Vodafone and Nokia in Australia.

“Our current strategy is simple - provide high-speed, mobile broadband coverage where it counts,” said Edward Goff, General Manager Business Markets at Vodafone Australia. “Our upgraded 3G broadband service will first appeal to business customers who want to operate more effectively while out of the office Vodafone 3G broadband provides fast, one-click access to email and attachments, the web, Virtual Private Networks (VPN) and company servers.”

“Vodafone is at the leading edge adopting new technologies that benefit their customers here in Australia and around the world. We are happy to continue our successful cooperation by supporting them in bringing the Nokia HSDPA solution to Australia,” Paul Tyler, General Manager, Networks, Nokia.

Nokia and Vodafone Australia signed an agreement on the WCDMA 3G network in 2004. HSDPA is provided under extension of the existing contract. Nokia also provides the HSDPA infrastructure for Vodafone New Zealand who launched their 3G broadband service in October 2006.

In WCDMA 3G, Nokia has 63 customers to date. High performance Nokia HSPA is a simple software upgrade to Nokia WCDMA networks, thus enabling a fast, cost-effective rollout.

About Vodafone

Vodafone is the world’s leading international mobile telecommunications group with equity interests in 27 countries across 5 continents with 186.8 million proportionate customers worldwide as at 30 June 2006 as well as 33 partner. The company provides quality services to 3.47 million Australian customers and has more than 186.8 million proportionate customers worldwide.

© Vodafone Pty Limited 2006:  VODAFONE and the Vodafone logos are trade marks of the Vodafone Group.  Other product and company names mentioned herein may be the trade marks of their respective owners.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Vodafone Australia

Greg Spears

Tel. +61 406 315 014

www.nokia.com

PRESS RELEASE October 23, 2006

Feature-packed Nokia 6133 phone now available from T-Mobile

Multimedia-capable device delivers megapixel camera, music player and new myFaves(SM) experience

Irving, TX, US/Bellevue, WA, US - Beginning today, customers can bring home the sleek and powerful Nokia 6133 handset, available from T-Mobile USA.  Featuring a tapered design measuring just 17 mm (.67 in) tall, the Nokia 6133 phone delivers desired technologies such as a 1.3 megapixel camera, integrated music player and T-Mobile’s new myFaves(SM) service, which offers unlimited nationwide calling to the five U.S. phone numbers of those who matter most.*

The Nokia 6133 phone’s wide array of multimedia features and service offerings make it the perfect phone while on-the-go.  The video recorder and 1.3 megapixel camera feature an 8x zoom, allowing those last-minute, memorable moments to be captured and shared with friends and family across the country.  The device is also great while traveling abroad, offering quad-band technology to keep you talking to the people who matter most across international lines.  For international usage, separate additional international calling or roaming charges apply.

Whether headed to the next tourist destination or to the office, the Nokia 6133 handset’s integrated music player keeps the tunes flowing.  Supporting multiple audio formats including MP3, AAC, AAC+ and eAAC+, the phone also can store approximately 750 songs on an optional 1 GB hot-swappable MicroSD memory card**, and uses an optional wired stereo headset or wireless stereo headset using Bluetooth® technology.

“Nokia and T-Mobile are continuing a long tradition of bringing innovative, high-quality devices to customers with the introduction of the Nokia 6133 phone,” said Dirk Williamson, vice president of sales for Nokia. “The phone’s combination of a sleek design and strong feature set will certainly appeal to both fashion and technology conscious customers, and T-Mobile’s myFaves interface truly captures Nokia’s mission of ‘Connecting People’.”

“The Nokia 6133 handset makes a great addition to our lineup of myFaves-enabled handsets,” said Michael Gallelli, head of product marketing, T-Mobile USA. “The combination of a multimedia communications device with the myFaves experience gives customers the freedom to keep in touch effortlessly with those who matter most.”

Key features of the Nokia 6133 phone include:

• T-Mobile myFaves*

• Folder design with push-to-open button

• 1.3 megapixel camera with 8x digital zoom

• Video capture and playback

• 2.2 inch 240 x 320 pixel QVGA display supporting up to 16 million colors

• Music player (supports MP3, AAC. AAC+ and eAAC+ formats)**

• Bluetooth® wireless technology

• Hands-free speaker

• Voice dialing, voice commands and voice recorder

• Vibrating alert

• Video ringtones (separate additional download charges apply)

• Quad-band 850/900/1800/1900 MHz GSM/GPRS/EDGE

• Dimensions: 3.61 x 1.88 x 0.79 inches (at largest points), 3.95 ounces

The Nokia 6133 phone is available at select T-Mobile retail stores and online at www.t-mobile.com. For more information, please visit www.tmobile.com or www.nokia.com.  For more details on myFaves, please visit www.myfaves.com.

About T-Mobile USA, Inc.

Based in Bellevue, Wash., T-Mobile USA, Inc. is a member of the T-Mobile International group, one of the world’s leading companies in mobile communications, and the mobile telecommunications subsidiary of Deutsche Telekom AG. At the end of June 2006, more than 90 million mobile customers were served by companies of the Deutsche Telekom group - 23.3 million by T-Mobile USA - all via a common technology platform based on GSM, the world’s most successful digital wireless standard.  T-Mobile’s innovative wireless products and services help empower people to connect effortlessly to those who matter most. Multiple independent research studies continue to rank T-Mobile highest, in numerous regions throughout the U.S., in wireless call quality and wireless customer care. For more information, please visit the company’s Web site at www.t-mobile.com. T-Mobile® is a federally registered trademark, and the magenta color is a trademark, of Deutsche Telekom AG. myFaves, the myFaves design, Who’s in your Fave 5?, unlimited any-network calling, and Stick Together are service marks of T-Mobile USA, Inc.

About Nokia

Nokia (NYSE: NOK) is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

* Requires enrollment in myFaves rate plan for separate recurring monthly fee on minimum one-year service agreement. Excludes voicemail and toll-free, 900, calling card and customers’ own numbers from five Fave contacts; applies solely to nationwide calls; international calls incur separate additional charges.

** Maximum song duration is 3 min. 45 sec.; bit rate 48 kbps eAAC + encoding

Media Enquiries:

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T-Mobile USA, Inc.

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www.nokia.com

PRESS RELEASE October 24, 2006

Nokia and Oracle team up to deliver integrated mobility applications aimed at helping mobile professionals improve their customer service

Mobile users can now access Oracle® Applications from Nokia E61 and Nokia E62 devices

New York, NY, USA -Nokia today announced the certification and availability of several Oracle® mobile enterprise applications on the Nokia E61 and Nokia E62 devices.  These applications include Oracle Mobile Field Service and Oracle’s Siebel Wireless, which are supported on the Nokia E61 and Nokia E62 devices. The certification enables mobile field service, field sales, and mobile professionals to use one device to access these critical business applications, as well as voice communications, while out of the office.

Oracle Mobile Field Service enables mobile access to relevant work schedules and job information, allowing field service dispatchers and their service representatives to collaborate more closely as work requests are created, updated and subsequently completed.  “By bringing our enterprise application expertise to Nokia Eseries business devices, we are delivering a mobile solution to organizations worldwide that enables mobile professionals to make informed decisions more quickly, offer better customer service, and more importantly enhance the productivity and experience of the mobile worker.” said Anand Subbaraman, Director, Field Service Product Strategy at Oracle.

Oracle’s Siebel Wireless Applications for Sales, Service, Partner Relationship Management and eService using the Nokia device to connect to the Internet allow mobile users to view, edit and create information in their companies’ Siebel Enterprise database. “Oracle’s Siebel Wireless Applications and the Nokia E61 and Nokia E62 provide a critical market differentiation for enterprises seeking to gain a competitive advantage through mobile CRM deployments” said Guy Waterman, Senior Director, Mobile Product Strategy at Oracle.

“Nokia and Oracle are now able to deliver essential mobile solutions to professionals: the ability to access real-time customer information. This is critical for executives, sales professionals, and field service personnel that spend a majority of their time away from their offices” said Chris Fletcher, Director of Alliance and Solutions Marketing at Nokia.  “The combination of access to critical Oracle applications, combined with the best of class enterprise voice capabilities provided by the Nokia E61 and Nokia E62, make for a compelling mobile enterprise solution.”

The Oracle and Nokia solutions will be exhibited at the Nokia stand at Oracle OpenWorld this week, October 22 - 26, 2006, at San Francisco’s Moscone Center.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Trademarks

Oracle, JD Edwards, PeopleSoft, and Siebel are registered trademarks of Oracle Corporation and/or its affiliates. Other names may be trademarks of their respective owners. Nokia is a registered trademark of Nokia Corporation.

Media Enquiries:

Nokia, Americas

Communications

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Nokia, APAC

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Nokia

Communications

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www.nokia.com

PRESS RELEASE October 26, 2006

The best Mission yet - now on Nokia Nseries

Nokia N93 brings you the world’s first mobile premiere of Mission: Impossible 3

Espoo, Finland - In a Hollywood first, Nokia today announced the launch of the blockbuster movie M:i:III on memory cards to coincide with the film’s DVD release. This exceptional quality, full length version of M:i:III will be available on memory cards exclusively with Nokia Nseries multimedia computers.

The action-packed feature film will be offered as part of the Nokia N93 sales package with no additional cost to consumers. Available in Finland, France, Germany, Hungary, Ireland, Italy, Portugal, Spain, Turkey and the UK, this special offer is the perfect holiday gift - allowing you to enjoy the adventures of M:i:III wherever your own adventures take you.

The Nokia N93 - with its high definition 2.4” QVGA color screen and a perfect form factor for watching videos - is the ultimate mobile entertainment device. The full length film, which is supplied on a 512MB miniSD card, runs at 25 frames per second, and you can rewind, fast forward, stop and continue watching the movie anytime. Furthermore, to make the movie experience even more complete, you can enjoy it in stereo audio thanks to the stereo headset included in the standard Nokia N93 sales package. Once you have watched the movie, you can store it on your PC and enjoy the 512MB of storage for shooting pictures and video*.

The deal between Nokia and Paramount Pictures, a division of Viacom, brings fans the $400 million worldwide box office hit. To date, it has been seen by more than 74 million people across the globe.

“With this package, we want to highlight that the Nokia N93 is not only a fantastic movie-making device, but that it is also a portable video player, allowing users to enjoy movies wherever, whenever,” said Tuula Rytilä-Uotila, director, Multimedia, Nokia. “You can even watch movies on an airplane with the device in offline mode. Indeed, we look forward to seeing consumers across Europe enjoying M:i:III on their Nokia N93 devices this holiday season.”

“Combining the exciting innovations of Nokia N93 with a film as cutting edge as M:i:III makes for a truly winning formula for consumers,” said Thomas Lesinski, President, Paramount Pictures Digital Entertainment.

Not only is the Nokia N93 a portable media player, it is also a high performance mobile camcorder allowing users to record their own adventures in DVD-like quality. To encourage people to shoot and share their moving moments, Nokia created the Nokia Nseries Studio (www.nokia.com/nseries/studio), an interactive online community for mobile movies which was launched by award-winning actor and director Gary Oldman. A selection of mobile movies shot with the Nokia N93 by an international cast of creative visionaries is already available to view on the site, including a short film by Gary Oldman himself.

For more information about the Nokia N93 and M:i:III, please visit: www.nokia.com/mi3

*Please note that the movie cannot be played on the PC nor can it be copied to another memory card.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

About Paramount Pictures Corporation

Paramount Pictures Corporation (PPC), a unit of Viacom (NYSE: VIA, VIA.B), is a global entertainment company that produces and distributes filmed entertainment through the Paramount Motion Picture Group which includes Paramount Pictures, DreamWorks SKG, Paramount Vantage, Paramount Classics, MTV Films and Nick Movies. PPC operations also include Paramount Pictures International, Paramount Home Entertainment, Paramount Digital Entertainment, Paramount Studios and Worldwide Television Distribution.

Media Enquiries:

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Communications

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Nokia

Communications

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Email: press.office@nokia.com

Related photos in print quality can be found at: www.nokia.com/A4136017?category=n93&x=15&y=5

For broadcast quality video material, please go to: www.nokia.com/press/broadcastroom to preview and request a video.

PRESS RELEASE October 27, 2006

Nokia supports Ukrtelecom in launching the first WCDMA 3G/HSDPA network in Ukraine

Nokia is the sole supplier of the operator’s 3G network; new customer for Nokia

Espoo, Finland - Nokia and Ukrainian fixed line and broadband operator, Ukrtelecom JSC, have signed a three-year frame agreement for the supply of 3G core and radio network as the operator is extending its services to the mobile domain. Nokia will support Ukrtelecom’s Utel branch in opening the first WCDMA 3G/HSDPA network in Ukraine which will enable the operator to provide new end-user services, such as high speed data transfer for WAP, Internet access, video calls, and streaming for video and audio. The network will be launched in the Kiev area, from where it can be rolled out to other parts of the country. The deal marks a new customer for Nokia.

Nokia will be the sole supplier of Utel’s core and radio network covering the Kiev area. The contract includes Nokia’s innovative 3G radio solutions, such as the modular, high capacity Nokia Flexi WCDMA Base Station, and the Nokia High Speed Downlink Packet Access (HSDPA) software. The network will be supported by the multivendor, multitechnology Nokia NetAct(TM) network and service management system. Nokia will integrate value-added services platforms and a billing solution in the network, and provide network planning, implementation and training services.

“We are proud to be the first to launch a WCDMA 3G/HSDPA network in Ukraine. Our new services will be launched first in the capital city, which means that they will be serving Ukrainian citizens, business life, as well as foreign visitors,” says Stanislav Gursky, Director, Utel branch of Ukrtelecom. “Our cooperation with Nokia enables us to enhance our business, and their innovative solutions will help us provide a wide range of new end-user services with top performance.”

“We are delighted to support Ukrtelecom in entering the mobile business, which will enable them to expand their service offering and bring them new revenue opportunities,” says Mikko Elomaa, Country Manager, Networks, Nokia. “In addition to helping Ukrtelecom develop their business, this deal is significant also for Nokia, as it will strengthen our position as a key player in Ukraine and in the East European market.”

In WCDMA 3G, Nokia has 63 customers to date. High performance Nokia HSPA is a simple software upgrade to Nokia WCDMA networks, thus enabling a fast, cost-effective rollout. Nokia HSPA is made up of two key technologies, HSDPA (High Speed Downlink Packet Access) and HSUPA (High Speed Uplink Packet Access), enabling true mobile broadband with breakthrough data speeds of up to 14.4 Mbps in the downlink and up to 5.8 Mbps in the uplink.

Nokia HSDPA offers almost 10-times faster data services than current 3G networks, generating an enhanced service experience. Nokia is a leader in the HSDPA market, with a large number of HSDPA contracts. Many network operators have already opened their HSDPA networks with the Nokia solution.

About Ukrtelecom

Ukrtelecom Joint Stock Company is advanced enterprise with developed and unique infrastructure which holds leading position in telecommunication field of Ukraine and incorporates 32 branches. Ukrtelecom possesses transport network of Ukraine, trunk and zone communication lines that provide a basis for telecommunication structure of Ukraine. Now Ukrtelecom covers about 9.3 million subscribers by telephony services and deals with creation of the most high-capacity national trunk data transmission network based on high DWDM-technology thereby producing necessary prerequisites for building  multi-services network in Ukraine as a basis for next generation network (NGN).

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE October 30, 2006

Nokia wins USD 43 million network expansion contract with China Mobile Group ZheJiang

Nokia’s solution enhances ZheJiang’s operational efficiency and coverage

Espoo, Finland - Nokia, a leading mobile network supplier in China, has signed a GSM expansion contract with China Mobile Group ZheJiang Co., Ltd (ZheJiang) in China. The contract, valued at approximately USD 43 million, will enhance ZheJiang’s operational efficiency and boost GSM coverage in both urban and rural areas of the Zhejiang province.

Under the contract, Nokia will supply its radio and core network, including the Nokia MSC Server mobile softswitch as well as an online Home Location Register (HLR) subscriber database backup feature. Nokia will also supply its multivendor, multitechnology Nokia NetAct(TM) network and service management system, including Nokia NetAct(TM) Traffica. In addition, Nokia will provide ZheJiang with network planning, implementation, and integration services. The deliveries have already started.

“It has been our great pleasure to work closely with ZheJiang over the past ten years and we are delighted to continue the cooperation. We are confident that Nokia’s unique end-to-end solutions and professional services will enable ZheJiang to have a GSM network that meets the increasing need for coverage and capacity in the province and will be able to bear the traffic peak also during the festival season,” says James Lin, Vice President, Networks, Nokia China. “We are pleased to support ZheJiang to reduce operating expenditure and offer their customers more reliable service due to our unique online database backup feature.”

Nokia’s online database backup feature provides real time backup of Home Location Register (HLR) subscriber information, enhancing ZheJiang’s network resiliency by improving subscriber data availability. The feature can be implemented with just a cost-efficient software upgrade to ZheJiang’s existing Nokia HLR.

Nokia leads the 3GPP compliant mobile softswitch market in China and is a leading GSM network supplier in the Chinese market with over 20 provincial customers.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

PRESS RELEASE October 30, 2006

Nokia 330 Auto Navigation - Enjoy the Ride!

Navigate through Europe easily with Nokia’s new car navigation device

Espoo, Finland - Nokia today announced its first dedicated personal navigation device to include Europe-wide maps, the Nokia 330 Auto Navigation, to take you across European borders effortlessly allowing you to enjoy the ride, while it does the navigating. The sophisticated Nokia 330 Auto Navigation provides seamless navigation from one European country to the next, with clear spoken and visual directions on the large 3.5 inch color touch screen.

With the Nokia 330 Auto Navigation, there is no need to worry about where you’re going. Simply enter the destination of your journey and follow the directions from the large 3.5 inch color touch screen, optimized for intuitive ease-of-use.  You can choose other destinations easily too from the quick address look-ups prompted by the Nokia 330 Auto Navigation.

“Consumers are increasingly eager to use personal navigation devices while driving and we are delighted to introduce the Nokia 330 Auto Navigation device to meet this demand,” said Razvan Olosu, vice president, Multimedia Enhancements at Nokia. “Nokia 330 Auto Navigation complements the recently announced GPS and navigation solutions from Nokia. Finding your way across Europe is simple with this comprehensive navigation package, including an integrated GPS receiver and European maps.”

The Nokia 330 Auto Navigation has an integrated GPS receiver to make sure you will get the best possible satellite coverage on your journey. The device contains a 2GB memory card for the preinstalled Europe-wide map data and detailed travel information.* Tailor the visual instructions to your preference with adjustable 2D/3D, day or night view, or alter the audio to your suitable language or volume, or simply request a repeat of the last instruction.

There is no need to drive dull either - the Nokia 330 Auto Navigation includes advanced entertainment features too, so you can enjoy your music player, photo viewer and video player.

The Nokia 330 Auto Navigation is expected to be available in select channels in Europe during the fourth quarter 2006 at an estimated retail price of EUR 360 without taxes.

Nokia 330 Auto Navigation uses the ROUTE 66 Navigate 7 application and NAVTEQ map data. ROUTE 66 is a company specialized in personal mobile navigation. NAVTEQ is a leading provider of comprehensive digital map information for automotive navigation systems, location-based services and government and business solutions.

*Some European regions are not 100% covered

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia
Communications
Tel. +358 7180 45667

Nokia
Communications
Tel. +358 7180 34900
Email: press.office@nokia.com

www.nokia.com

PRESS RELEASE October 30, 2006

Nokia implements Cellular One’s EDGE and AMR to Four Corners region of the United States

Agreement brings EDGE mobile data communications network to remote areas

Irving, TX, USA - Nokia announced it has completed implementation and optimization services for the deployment of Cellular One’s Enhanced Data rates for Global Evolution (EDGE) data and Adaptive Multi-Rate (AMR) voice services to northeast Arizona, northwest New Mexico and southeast Utah.

“We are pleased to have worked with Cellular One to deliver EDGE services to residents of the Four Corners region who were previously unable to enjoy access to advanced data and voice communication,” said Tim Johnson, Vice President, Networks, Nokia. “This agreement builds upon a foundation set by Nokia and Cellular One in this region in 2002 and demonstrates the commitment of both companies to providing customers with an enhanced communications experience.”

The delivery of EDGE services, which increase data transfer speeds, and AMR services, a voice compression technology that improves network efficiency, will allow residents living on Native American reservations in this region to have Internet access for the first time.  The agreement upgrades Cellular One’s existing GPRS network investment in the region and will pave the way for new 3G applications and services.

“Nokia has been a valued partner to Cellular One in delivering solutions that provide our customers with high quality mobile voice and data services,” said Richard Watkins, CEO, Cellular One. “Together, we are providing over 60,000 Native American residents in Arizona, New Mexico and Utah with state-of-the-art EDGE services, which will enable rich mobile data communications to a region that has been without it for too long.”

Nokia has been a supplier to Cellular One since 2002, providing Nokia mobile switching, radio access technology, implementation and operational services to build and support Cellular One’s GSM/EDGE network.

Nokia provides a full range of services to assist operators with integration, installation, deployment, optimization and operation of their networks. Nokia’s global service organization offers expertise in systems integration, service management, operations solutions, hosting and managed services.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, North America
Communications
Tel. +1 972 894 5211
E-mail: communication.corp@nokia.com

Nokia, Networks
Communications
Tel. +358 7180 34379

www.nokia.com

PRESS RELEASE October 31, 2006

Nokia Service Suite prepares the way for tomorrow’s mobility today

Technology Innovators already offering Consumer Services

 The convergence of cellular and Internet technologies has reached a stage where the future of mobility will be determined by players ready to take the next step. For consumers, using a PC and broadband connection to reach friends and family around the globe has become a familiar procedure. Now with dual mode phones and the increasing availability of home and hotspot wireless LANs (WLANs), consumers can get to the next level.

Nokia today announced Nokia Service Suite, a software solution which automates both the connectivity over the available access methods like cellular and WLAN, and also provides the preferred location and presence specific services to the user. Nokia Service Suite heralds a whole new generation of consumer services for voice, data and rich media. Telio, a leading European broadband telephony provider and technology innovator, is the first to adopt and deploy the technology for consumers.

Nokia Service Suite is capable of simplifying and economizing any communication application - the download and upload of rich media, including pictures, music, video podcasts, email and voice. Nokia Service Suite does this by automating connectivity and achieving the most convenient combination of cellular and WLAN access.

Alan Duric, Chief Technology Officer and co-Founder of Telio said about the Nokia Service Suite: “The combination of Nokia’s powerful solution and Telio’s flexible technology platform has enabled a whole new world of possibilities that go well beyond VoIP. As a core technology, I see Nokia Service Suite creating a wave of innovation in the mobile industry and revolutionizing the way people will communicate in future.”

“Nokia Service Suite opens up great new business potential for new and existing services that can be seamlessly deployed by providers and easily consumed by end-users. Telio has proven to be a valuable front runner in the adoption of our technology for consumers. We are delighted with the close cooperation,” said Markku Rauhamaa, Vice President of Local Interactions at Nokia Emerging Business Unit. “All the elements are now in place for the public to enjoy a richer, more economical and accessible mobile experience.”

The possibilities enabled by Nokia Service Suite are already being commercially deployed by service providers like Telio as well as Information and Communications Technology (ICT) companies, including Fujitsu Services Oy.

Nokia Service Suite is available today for all Nokia WLAN enabled dual mode devices, both Nokia Nseries and Nokia Eseries devices. Equally important, the Nokia Service Suite is an open platform that can be used for other WLAN enabled devices. For example, the Nokia N80 Internet Edition is a multimedia computer optimized for Internet Calls. The VoIP framework, based on SIP-protocol is integrated into its user interface, so making an Internet Call on the Nokia N80 Internet Edition is as easy as making a regular voice call, only the call is carried over WLAN.

Nokia Service Suite makes its official debut and will be demonstrated at VON Europe Autumn 2006 Conference in Berlin Germany on November 6 - 8.

About Nokia:

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

Nokia Emerging Business Unit
Communications
Tel. +358 7180 45792

www.nokia.com

PRESS RELEASE October 31, 2006

Nokia and Bharti Airtel sign USD 400 million network expansion, managed services contract

Espoo, Finland - Bharti Airtel Limited has awarded Nokia an estimated USD 400 million contract to expand its managed GSM/GPRS/EDGE networks in eight Airtel circles and deploy a pan-Indian WAP solution across its networks.

As per the three-year contract, Nokia will provide managed services and expand Airtel networks to cover all towns and cities in the eight telecom circles of Mumbai, Maharashtra & Goa, Gujarat, Bihar (including Jharkhand), Orissa, Kolkata, West Bengal and Madhya Pradesh (including Chattisgarh). The network monitoring operations will be carried out from Nokia’s state-of-the-art Global Networks Solutions Center in Chennai.

Nokia will also deploy its WAP solution across Airtel’s national network to enhance the operator’s mobile packet core network capabilities. The WAP gateway will enable easy usage of data services, thereby increasing the consumption of content on the Airtel network. Nokia will provide consulting services and integrate the WAP gateway into a multi-vendor environment.

Nokia will deploy the latest radio and core network equipment including Nokia MSC Server System (MSS) mobile softswitch, Nokia Flexi WCDMA and Ultrasite base stations, and provide services based on Bharti’s capacity requirements, delivering a cost-efficient rollout of on-demand capacity. The contract also has stringent service level agreements and performance metrics for both parties, which are designed to provide consistently high-quality services to subscribers and continuously enhance the user experience.

Mr Manoj Kohli, President, Bharti Airtel said: “Our network leadership across India is a critical driver in the Bharti Airtel success story. Our partnership with Nokia reinforces our commitment to this cause and Nokia will provide us the latest technology and expertise to drive growth in the latent market in Eastern India and rapidly expand our coverage in Western parts of India.”

“Nokia is proud to collaborate with Bharti on its initiative to take mobile services to millions of unconnected Indians and enhance the mobile data experience of its existing customers,” said Mr. Ashish Chowdhary, Country Director, Networks, Nokia India.  “Our extensive managed services capability, powered with a comprehensive and high-quality product portfolio makes Nokia a catalyst for providing affordable mobile services to rural consumers.”

In the past two years, Nokia has signed two contracts collectively worth USD 400 million with Bharti for the supply of equipment and managed services.

With its proven track record in managing networks on behalf of operators around the world, Nokia is able to support operators to enhance their service offerings and reduce costs. Nokia is a major player in the Managed Services business with close to 60 managed services contracts globally. Nokia provides managed services in 27 telecom circles in India.

Nokia’s operations in India include networks and terminals sales divisions, three Research and Development facilities, Global Networks Solutions Center and a manufacturing facility in Chennai that produces both terminals and GSM infrastructure equipment.

About Bharti Airtel Limited

Bharti Airtel Limited is one of India’s leading private sector providers of telecommunications services with an aggregate of 28.69 million customers as of end of September’06, consisting of 27.06 million mobile customers. Bharti Airtel has been rated among 10 best performing companies in the world in the BusinessWeek IT 100 list.

Bharti Airtel is structured into three strategic business units - Mobile services, Broadband & Telephone (B&T) services and Enterprise services. The mobile business provides mobile & fixed wireless services using GSM technology across 23 telecom circles. The B&T business provides broadband & telephone services in 94 cities. The Enterprise services provide end-to-end telecom solutions to corporate customers and national & international long distance services to carriers. All these services are provided under the Airtel brand. Airtel’s high-speed optic fibre network currently spans over 36,000 kms covering all the major cities in the country. The company has two international landing stations in Chennai that connects two submarine cable systems - i2i to Singapore and SEA-ME-WE-4 to Europe. For more information, visit www.bhartiairtel.in

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

A market leader in the mobile industry in Asia Pacific, Nokia provides innovative, industry-leading and market-relevant technology and products to around 20 diverse markets in the region.

Media Enquiries:

Nokia, Networks
Communications
Tel. +358 7180 34379

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel